Exhibit 99.2

2011 Management's Discussion and Analysis

newgold

GROWING NEW GOLD

INDEX

EXECUTIVE SUMMARY	2
FINANCIAL AND OPERATING HIGHLIGHTS	3
FINANCIAL HIGHLIGHTS	4
OPERATIONAL HIGHLIGHTS	5
DEVELOPMENT AND EXPLORATION HIGHLIGHTS	6
CORPORATE DEVELOPMENTS	7
OUTLOOK FOR 2012	9
BUSINESS OVERVIEW AND STRATEGY	11
NEW GOLD’S BUSINESS	11
NEW GOLD’S STRATEGY	14
ABILITY TO EXECUTE ON STRATEGY	15
KEY PERFORMANCE DRIVERS	17
ECONOMIC OUTLOOK	20
CORPORATE RESPONSIBILITY	20
FINANCIAL AND OPERATING RESULTS	22
SUMMARY OF ANNUAL FINANCIAL RESULTS	22
SUMMARY OF QUARTERLY FINANCIAL RESULTS	26
REVIEW OF OPERATING MINES	31
DEVELOPMENT AND EXPLORATION REVIEW	40
MINERAL RESERVES AND RESOURCES UPDATE	44
FINANCIAL CONDITION REVIEW	46
BALANCE SHEET REVIEW	46
LIQUIDITY AND CASH FLOW	49
COMMITMENTS	50
CONTINGENCIES	50
CONTRACTUAL OBLIGATIONS	51
RELATED PARTY TRANSACTIONS	52
OFF-BALANCE SHEET ARRANGEMENTS	52
SUBSEQUENT EVENTS	52
OUTSTANDING SHARES	52
NON-GAAP FINANCIAL PERFORMANCE MEASURES	52
ENTERPRISE RISK MANAGEMENT	56
GENERAL RISKS	56
FINANCIAL RISK MANAGEMENT	57
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	64
INTERNATIONAL FINANCIAL REPORTING STANDARDS	72
CONTROLS AND PROCEDURES	79
CAUTIONARY NOTES	81

  Management’s Discussion and Analysis - Page | 1

Management’s Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2011
(IN UNITED STATES DOLLARS, EXCEPT WHERE NOTED)

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”) and including its predecessor entities.  This MD&A should be read in conjunction with New Gold’s audited consolidated financial statements for the years ended December 31, 2011 and 2010 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risk factors set out in a cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in thousands, unless otherwise noted. This MD&A has been prepared as of March 1, 2012.  Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

EXECUTIVE SUMMARY

New Gold is an intermediate gold producer with operating mines in the United States, Mexico and Australia and development projects in Canada and Chile. With a strong financial position and an experienced management and Board of Directors, the Company has a solid platform to continue to execute New Gold's growth strategy. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia once again achieved targeted production levels with 387,155 ounces of gold production in 2011.  The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and, in 2011, New Gold acquired the exciting Blackwater project in Canada.

New Gold’s production costs are very competitive when compared to the broader gold mining industry and provide the Company with strong margins.  In 2011, New Gold achieved total cash costs1 of $446  per ounce of gold sold and an average realized gold price1 of $1,460 per ounce, resulting in a margin1 per ounce of $1,014 . New Gold has been able to maintain its costs well below the industry average as the Company also produces silver and copper as by-product metals, which have historically moved in line with some of the input cost pressures faced by the mining industry.

New Gold continues to build on its successful portfolio which now consists of three operating mines and three development projects, all located in jurisdictions that are generally considered favourable to mining activities.  New Gold’s newest asset is the Blackwater project located in British Columbia, Canada.  The Company looks forward to building upon the established gold resource at Blackwater and further exploring its 670km2 land package. Over time, it is expected that Blackwater will become a flagship asset.

1 We use certain non-GAAP financial performance measures throughout our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP financial performance measures” of this MD&A.

  Management’s Discussion and Analysis - Page | 2

FINANCIAL AND OPERATING HIGHLIGHTS

FINANCIAL AND OPERATING HIGHLIGHTS
(in thousands of US dollars, except where noted)
	For the three months ended December 31		For the years ended December 31
	2011	2010	2011	2010	2009
Operating Information:
Gold (ounces):
Produced	100,671	124,445	387,155	382,911	301,773
Sold	99,612	116,964	391,890	369,077	292,407
Silver (ounces):
Produced	453,024	700,988	1,989,333	2,188,235	1,496,958
Sold	440,024	696,161	2,007,801	2,143,721	1,475,317
Copper (thousands of pounds):
Produced	3,297	4,236	12,715	15,340	15,613
Sold	2,917	4,709	15,316	14,050	13,901
Average realized price (1):
Gold ($/ounce)	1,549	1,316	1,460	1,194	987
Silver ($/ounce)	31.26	26.91	35.15	21.40	14.48
Copper ($/pound)	3.56	3.89	3.78	3.48	2.54
Total cash costs per gold ounce sold (1)(2)(3)	553	343	446	418	465
Average realized margin (1) ($/ounce)	996	973	1,014	776	522
Measured and Indicated Resources, inclusive of Reserves (4)
Gold (thousand ounces)	18,797	13,060	18,797	13,060	13,536
Silver (thousand ounces)	115,268	83,514	115,268	83,514	84,597
Copper (million pounds)	3,946	3,538	3,946	3,538	3,680

Financial Information (5):
Revenues	177,590	189,355	695,939	530,450	323,780
Earnings from mine operations	75,208	83,932	315,226	204,303	88,621
Net earnings from continuing operations	34,998	25,557	179,028	57,347	(183,434)
Net earnings	34,998	25,557	179,028	47,461	(194,316)
Adjusted net earnings(1)	42,199	57,011	187,782	115,723	35,531
Cash generated from operations	87,161	102,412	327,921	228,357	87,271
Net cash generated from continuing operations	65,886	88,663	229,530	186,502	78,981
Capital expenditures	158,526	51,468	413,620	134,089	111,522
Total assets	3,221,402	2,429,189	3,221,402	2,429,189	2,488,259
Cash and cash equivalents	309,406	490,754	309,406	490,754	262,325
Long-term debt	251,664	229,884	251,664	229,884	225,456

Share Data:
Earnings per share from continuing operations:
Basic	0.08	0.07	0.42	0.15	(0.60)
Diluted	0.07	0.06	0.40	0.15	(0.60)
Adjusted net earnings per basic share (1)	0.09	0.15	0.44	0.30	0.12
Share price as at December 31 (TSX - Canadian dollars)	10.28	9.68	10.28	9.68	3.80
Outstanding shares (basic) at December 31 (millions)	461	399	461	399	389

1.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings and adjusted net earnings per share are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the ‘Non-GAAP Performance Measures’ section of this MD&A.

2.
The calculation of total cash costs per gold ounce sold is net of by-product silver and copper revenues. If silver and copper revenues were treated as co-products, co-product total cash costs for the year ended December 31, 2011 would be $618 per ounce of gold (2010 - $541), $14.85 per ounce of silver (2010 - $9.67); and $2.19 per pound of copper (2010 - $2.11).  For the three months ended December 31, 2011, co-product total cash costs  would be $676 per ounce of gold (2010 - $518),  $13.71  per ounce of silver (2010 - $10.56); and $2.19 per pound of copper (2010 - $2.11).

3.	The 2010 comparative cash costs per ounce have been adjusted to be consistent with the 2011 methodology which capitalizes significant property, plant and equipment components in accordance with IFRS.
4.
Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown of Reserves and Resources by category and additional information relating to Reserves and Resources and related key assumptions and parameters, see our Mineral Reserve and Resource Statement in our news release New Gold Announces Record Gold Production in 2011, 25% Increase in Gold Resources per Share and 2012 Guidance with Production Growth at Lower Costs, filed on and dated February 2, 2012 on www.sedar.com. The scientific and technical information in this MD&A has been prepared under the supervision of Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of the Company.

5.
The 2011 and 2010 figures have been prepared in accordance with IFRS, while the 2009 figures have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). Results for 2010 have been restated to comply with IFRS which was adopted January 1, 2010. The 2010 comparatives include results for the Amapari Mine which was presented as a discontinued operation for financial reporting purposes. The 2009 and 2010 figures are presented for comparative purposes only.

  Management’s Discussion and Analysis - Page | 3

FINANCIAL HIGHLIGHTS

▪
Revenues were $695.9 million for the full year of 2011, up  31% from $530.5 million for 2010. The increase in revenues in the year was a result of the increase in the average realized price of gold sold from $1,194 to $1,460 per ounce, as well as increased gold ounces and copper pounds sold.  Revenues were $177.6 million for the fourth quarter of 2011 compared to $189.4 million in the same period in 2010.

▪
 Earnings from mine operations were up 54% from $204.3 million to $315.2 million for the full year 2011.  The increase in earnings from mine operations is attributed primarily to higher realized commodity prices and increased gold production and related sales.  This was partly offset by higher operating costs which were impacted by both input cost pressures and foreign exchange, particularly the strengthening of the Australian dollar.  Earnings from mine operations were $75.2 million in the fourth quarter of 2011 relative to $83.9 million in the same prior year period.

▪
Adjusted net earnings from continuing operations for the full year 2011 of $187.8 million or $0.44 per basic share, which increased from $115.7 million or $0.30 basic share in the prior year period.  When adjusted for other gains and losses, net earnings increased  from the prior year, reflecting increased earnings from mine operations.  During the fourth quarter of 2011, adjusted net earnings were $42.2 million or $0.09 per basic share compared to  $57.0 million or  $0.15 per basic share in the same period in 2010.

▪
Cash generated from operations, excluding income taxes paid, increased in the year by  44% to $327.9 million from $228.4 million in 2010. The significant increase in cash flow is a direct result of strong operating performance during the year in combination with higher realized commodity prices. For the fourth quarter of 2011, cash flow was $87.2 million relative to $102.4 million in the same period in 2010.

▪
Net cash generated from operations, including income taxes paid, was $229.5 million compared to $186.5 million in 2010. Income taxes paid in 2011 were $98.4 million relative to $41.9 million in the same period in 2010.  A key factor contributing to this increase is that final payments relating to the 2010 tax year of $20.0 million were made in the second quarter of 2011.  Additionally, higher tax installment payments are being made during 2011 reflecting increased earnings.  For the fourth quarter of 2011, income taxes paid were  $21.3 million compared to  $13.7 million for the same period in 2010.

▪	Cash and cash equivalents totaled $309.4 million at December 31, 2011 compared to $490.8 million at December 31, 2010.

  Management’s Discussion and Analysis - Page | 4

OPERATIONAL HIGHLIGHTS

▪
Gold production increased by 4,244 ounces to 387,155 in 2011, representing the Company’s highest ever annual production. The annual production was within the guidance range of 380,000 to 400,000 ounces.  Production for the quarter was 100,671 ounces compared to 124,445 ounces in the same period in 2010.  Consistent with mine schedule, the Mesquite Mine was in a particularly high grade cycle in the fourth quarter of 2010 causing the higher consolidated production compared to the same period in 2011.

▪
Gold sales were 391,890 ounces during the year 2011, up 6% compared to 369,077 ounces in the same prior year period.  Fourth quarter sales were 99,612 ounces, down 15% from 116,964 ounces in the same period in 2010, resulting from the decreased production from the Mesquite Mine.

▪
Total cash costs per ounce sold, net of by-product sales, were $446 per ounce for the year 2011 relative to $418 per ounce in 2010.  The cash costs were positively impacted by price and volume of by-product revenues.  However, a strengthening of the Australian dollar, in combination with inflationary pressures on cost inputs caused the cash costs per ounce sold to increase slightly.  At  $446 per ounce, New Gold has been able to maintain its costs below the industry averages.  For the fourth quarter of 2011, total cash costs per ounce sold were $553 per ounce relative to  $343 per ounce in the same period in 2010.

▪
Average realized margin for the year 2011 was $1,014 per ounce, up 30% from the prior period average realized margin of $776 per ounce. The average realized margin was $996 per ounce for the fourth quarter of 2011, up from $973 in the same prior year period.

▪	Measured and Indicated Resources (inclusive of Reserves) increased by 44% when compared to 2010.

▪
In August 2011, the Mexican environmental agency approved a new Environmental Impact Statement (“EIS”) for the Cerro San Pedro Mine (“Cerro San Pedro”). The EIS included the land use regulation which officially designated Cerro San Pedro as a mining area which was approved by the local municipality earlier in 2011.

  Management’s Discussion and Analysis - Page | 5

DEVELOPMENT AND EXPLORATION HIGHLIGHTS

▪
New Gold closed its acquisition of Richfield Ventures Corp. (“Richfield”) on June 1, 2011. Since then, significant exploration and development advances have been made at the Blackwater project (“Blackwater”).  The construction of a 150 person camp at site has been completed in conjunction with the installation of an all season drill water supply system.  Additionally, the number of drills on site has increased from four in June 2011 to nine at the end of 2011.  A tenth drill has been added following year-end.  As of the date of this MD&A, New Gold also completed exploration participation agreements with the two local First Nations bands.

▪
New Gold closed its acquisitions of Geo Minerals Ltd. (“Geo Minerals”) and Silver Quest Resources Ltd. (“Silver Quest”) on December 21st and 23rd, 2011, respectively. These acquisitions consolidated New Gold’s ownership to 100% of the Blackwater project and added to New Gold’s already significant landholdings in the area surrounding the current Blackwater mineral resource.

▪
Updated NI 43-101 compliant resource estimate for the Blackwater project reflecting increased indicated and inferred gold resources.  The indicated gold resource is now 164 million tonnes at an average grade of 1.03 grams per tonne containing 5.42 million ounces.  The inferred gold resource is 69 million tonnes at an average grade of 0.84 grams per tonne containing 1.86 million ounces.  The resource has grown substantially since New Gold’s initial June acquisition through a combination of additional drilling and the Silver Quest acquisition.

▪
New Afton is on schedule for a June 2012 production start with commercial production beginning in August 2012. Once in full production, the 11,000 tonne per day underground block cave mine and concentrator is expected to produce an annual estimated average of 85,000 ounces of gold and 75 million pounds of copper at low operating costs.

▪
Subsequent to year-end, in January 2012, commencement of construction at the El Morro copper-gold project (“El Morro”) was officially approved by Goldcorp’s board of directors.  Pre-construction commenced on February 1, 2012.

  Management’s Discussion and Analysis - Page | 6

CORPORATE DEVELOPMENTS

An important aspect of New Gold’s business strategy is the pursuit of disciplined growth through mergers and acquisitions. The Company came together through two accretive business combinations in mid-2008 and mid-2009, respectively. Since the middle of 2009, New Gold has been successful in enhancing the value of its portfolio of assets, while also continuously looking for compelling external growth opportunities. The Company’s focus is primarily on adding assets in the jurisdictions where it already has an established presence and where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential all while ensuring that any potential acquisition is accretive on key metrics. In short, New Gold strives to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position than it is today.

The mid-2011 acquisition of Richfield met all of New Gold’s key criteria. The Blackwater project is located in central British Columbia, Canada, a province that New Gold knows well from the development of its New Afton project, has a significant and growing gold mineral resource and has the potential to become a flagship property for the Company. Importantly, despite all of these positive characteristics, New Gold was able to complete the acquisition at an attractive price by acting before the broader market became fully aware of the opportunity and thus was able to minimize the dilution to New Gold shareholders.

The subsequent acquisitions of Silver Quest and Geo Minerals were completed to further solidify New Gold’s presence in the emerging Blackwater area. By owning 100% of the Blackwater project and mineral tenures covering over 670km2 of land in the area, the Company gained both additional flexibility as it advances the project towards the development stage as well as further exploration ground for New Gold’s teams to work on identifying further mineral resources.

Acquisition of Richfield Ventures Corp.

On June 1, 2011, New Gold completed an all share acquisition of Richfield.  There were 48.6 million shares issued to Richfield shareholders, representing consideration of approximately $472.4 million, inclusive of transaction costs and net working capital acquired in the transaction. In completing the acquisition, New Gold added the Blackwater project to its development pipeline. New Gold continues to drill the deposit to increase the mineral resource. Blackwater now contains 5.4 million and 1.9 million ounces of gold indicated and inferred mineral resources, respectively.

  Management’s Discussion and Analysis - Page | 7

Acquisition of Silver Quest Resources Ltd.

On December 23, 2011, New Gold completed an all share acquisition of Silver Quest.  There were 10.5 million shares issued to Silver Quest shareholders, representing consideration of approximately $113.5 million, inclusive of transaction costs and net working capital in the transaction. In completing the acquisition, New Gold acquired Silver Quest's 25% interest in the Davidson property, which forms the northern half of the Blackwater gold-silver deposit and in which New Gold already held a 75% interest, consolidating a 100% ownership in the Blackwater project. New Gold also acquired a 100% interest in the Capoose property, located adjacent to Blackwater and over 410km2 of land which has an established gold and silver mineral resource.

Acquisition of Geo Minerals Ltd.

On December 21, 2011, New Gold completed an acquisition of Geo Minerals for a cash consideration of $18.2 million, inclusive of transaction costs and net working capital acquired in the transaction. Through the acquisition of Geo Minerals, New Gold added 15km2 of land immediately to the northwest of the current Blackwater mineral resource.

The Blackwater project

Through the acquisitions of Richfield, Silver Quest and Geo Minerals, New Gold now owns mineral claims covering over 670km2 of land in the area surrounding the Blackwater project which today hosts a gold mineral resource of 5.4 and 1.9 million ounces of Indicated and Inferred Mineral Resources, respectively.  Looking forward to 2012, activity at Blackwater should continue rapidly and will include: increased drill programs and additional resource updates, further camp and infrastructure upgrades, the completion of a preliminary economic assessment (“PEA”) and the filing of the project description to initiate the environmental assessment process.

For a detailed discussion on the Blackwater project, please see the discussion under the ‘Development and Exploration Review’ section of this MD&A.

  Management’s Discussion and Analysis - Page | 8

OUTLOOK FOR 2012

New Gold is pleased to provide guidance for 2012 as follows:

2012 PRODUCTION AND COST GUIDANCE

	Gold	Silver	Copper	Total cash cost
	(thousand of ounces)	(thousand of ounces)	(million of pounds)	per ounce/pound
Mesquite	140-150	-	-	$710 - $730
Cerro San Pedro	140-150	1,900-2,100	-	$250 - $270
Peak Mines	90-100	-	12-14	$640 - $6600
New Afton	35-45	-	30-35	($1,200) - ($1,300)
Total	405-445	1,900-2,100	42-49	$410 - $430

Production

New Gold’s three operating assets are expected to continue their strong performance with targeted gold production of 400,000 to 445,000 ounces in 2012. In addition, with the anticipated June 2012 production start of New Afton (commercial production targeted for August 2012), the Company expects production to grow by approximately 10% over 2011 to 405,000 to 445,000 ounces of gold. As New Afton is expected to achieve its full name plate capacity towards the end of the year, we believe that 2013 should provide New Gold with another period of growth as New Afton hits full production. New Afton production range includes gold and copper produced between mill start-up and achievement of commercial production in August 2012. The revenue from this pre-commercial production will be offset against capital costs. New Afton gold and copper sales from the point of commercial production forward are expected to be between 20,000 to 30,000 ounces and 20 and 25 million pounds, respectively.

As New Afton’s production start is scheduled for June, with commercial production in August, New Gold’s quarterly gold production and total cash costs are expected to vary meaningfully on a quarter-over-quarter basis during 2012. Gold production should be fairly consistent in the first two quarters of the year, with an increase from New Afton in the second half of 2012. Total cash costs should decline steadily on a quarter-by-quarter basis through the year as a result of both mine sequencing and the additional copper production from New Afton in the second half of 2012.

New Gold also produces silver and copper as by-product metals at a few of its operations. At Cerro San Pedro, the Company anticipates silver production to remain consistent with 2011 levels, which would help offset a meaningful portion of the mine’s operating costs. At the Peak Mines and, starting in mid-2012, at New Afton, the Company produces copper which, similar to silver, provides an effective offset to some of the Company’s input costs.

Cash Costs

The Company’s cash cost has steadily declined since its 3-way merger in mid-2008. The decrease in costs has been a result of: increased gold production as Mesquite and Cerro San Pedro have hit their stride after starting production in 2008, increased silver and copper production at Cerro San Pedro and the Peak Mines, respectively, as well as increased prices of silver and copper. Looking forward to 2012, the trend of declining costs is expected to continue as the start-up of the low cost New Afton mine should help move the Company’s costs lower to the $410 to $430 per ounce range – well below the industry average. Similar to the anticipated increase in gold production from a full year of operations at New Afton in 2013, costs in 2013 are expected to decline further to below $300 per ounce at today’s silver and copper prices.

  Management’s Discussion and Analysis - Page | 9

Assumptions used in the 2012 guidance include gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar, respectively. The diesel price assumed for 2012 is $3.30 per gallon, which reflects recent prices being paid.

Based on the above gold and copper price assumptions and the estimated gold and copper sales at New Afton, the co-product cost ranges for New Afton are forecast to be $630 to $650 per ounce of gold and $1.35 to $1.45 per pound of copper, respectively. Both the by-product and co-product costs at New Afton are expected to reduce significantly in 2013 and beyond as the mine reaches full design capacity.

Depreciation and Depletion

Depreciation and depletion expense is expected to increase by approximately 35% reflecting increased production and commencement of depreciating the New Afton initial capital cost.

Exploration

With the recent acquisition of Blackwater and ongoing exploration projects at Cerro San Pedro, the Peak Mines and New Afton, 2012 should be another active year for New Gold’s exploration teams. In total, New Gold has budgeted $110 million for exploration in 2012 with approximately 80% of this allocated to the Blackwater project. The Company looks forward to continuing its evaluation of the Cerro San Pedro sulphide potential, further extending the mine life at the Peak Mines and getting started on drill testing the mineralization at New Afton that lies directly beside and below the current mineral reserve. Of the total exploration spend, $91 million is expected to be capitalized with the remaining $19 million being expensed.

Corporate Administration and Share Based Payment Expense

While share based payments are budgeted to increase in 2012, an offsetting reduction in corporate administration is budgeted.  This is expected to keep this group of costs relatively consistent with 2011.  The reduction in corporate costs budgeted in 2012 primarily reflects less expenditure on litigation and related legal costs.

Finance Costs

With New Afton going into commercial production, a portion of the interest cost related to the senior secured notes will now be expensed in the income statement, as opposed to being capitalized as it has in the past.  This has no impact on the cash expenditures related to servicing the senior secured notes.

Capital Expenditure

Capital expenditures are budgeted to be approximately $400 million in 2012, of which approximately $150 million relates to the remaining capital to spend in advance of commercial production at New Afton.  A further $11 million of interest will be capitalized to the Blackwater project in advance of commercial production.  At Blackwater, approximately $91 million of exploration expenditure will be capitalized in addition to another $20 million related to camp and infrastructure development.  The remaining $128 million relates to other sustaining capital at the operating sites, including New Afton which will continue to develop drawbells during the commercial production period.

  Management’s Discussion and Analysis - Page | 10

BUSINESS OVERVIEW AND STRATEGY

NEW GOLD’S BUSINESS

New Gold is an intermediate gold producer with a portfolio of global assets in the United States, Mexico, Australia, Canada and Chile. The Company’s operating assets consist of the Mesquite gold mine (“Mesquite Mine”) in the United States, the Cerro San Pedro gold-silver mine (“Cerro San Pedro Mine”) in Mexico, and the Peak gold-copper mines (“Peak Mines”) in Australia. Significant exploration and development projects include the New Afton copper-gold project (“New Afton”) in Canada, a 30% interest in the El Morro project in Chile and the Blackwater project in Canada. New Gold has an objective of continuing to grow, both organically and through value-enhancing or accretive acquisitions, to further establish itself as the industry leading intermediate gold producer.

(1)	Represents New Gold’s attributable share of Reserves and Resources.
(2)
Proven and Probable Reserves and Measured, Indicated and Inferred Resources above are calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown of Reserves and Resources by category and additional information relating to Reserves and Resources and related key assumptions and parameters, see our Mineral Reserve and Resource Statement in our news release “New Gold Announces Record Gold Production in 2011, 25% Increase in Gold Resources per Share and 2012 Guidance with Production Growth at Lower Costs, filed on and dated February 2, 2012 on www.sedar.com. The scientific and technical information in this MD&A has been prepared under the supervision of Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of the Company.

  Management’s Discussion and Analysis - Page | 11

Operating Portfolio

New Gold’s operating portfolio is diverse both geographically and in the range of by-products that it produces.  The group of assets has demonstrated a history of meeting guidance from a production and cost standpoint.  The consolidated cash costs figure is below industry average and the portfolio provides a strong operating cash flow as the foundation for internally funding continuing exploration and development projects.

Mesquite Mine, California, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach operation. The mine was operated between 1985 – 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. New Gold acquired the Mesquite Mine as part of the business combination with Western Goldfields Inc. on May 27, 2009. The mine resumed production in 2008. Recent exploration has been focused on the areas surrounding the three existing pits: Rainbow, Big Chief and Vista. At the end of 2011, the mine had 2.8 million ounces of Proven and Probable gold Reserves and 5.5 million ounces of Measured and Indicated gold Resources, inclusive of Reserves.

Cerro San Pedro Mine, San Luis Potosí, Mexico

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The project property is a gold-silver, open pit, run-of-mine heap leach operation and consists of 15 mining and exploration concessions totaling 78 square kilometres in the historic Cerro San Pedro mining district. The current focus of exploration is on the southern half of a two-plus kilometre San Pedro trend of gold-silver-zinc-lead mineralization that extends south from beneath the current open pit mine operation. At the end of 2011, the mine had 1.0 million ounces of Proven and Probable gold Reserves and 30.4 million ounces of Proven and Probable silver Reserves, with 1.8 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 55.9 million ounces of Measured and Indicated silver Resources, inclusive of Reserves.

Peak Mines, New South Wales, Australia

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines was built by Rio Tinto Plc. and commenced production in 1992 and consists of mining and exploration licenses totaling 861 square kilometres of prospective ground covering the mining operation and mineralized extensions. The Company has conducted exploration in the Cobar Gold Field for more than 20 years. Exploration techniques have included geologic mapping, geochemical and geophysical surveys and surface and underground drilling. At the end of 2011, the mine had 0.6 million ounces of Proven and Probable gold Reserves and 66 million pounds of Proven and Probable copper Reserves, with 0.9 million ounces of Measured and Indicated gold Resources, inclusive of Reserve, and 167 million pounds of Measured and Indicated copper Resources, inclusive of Reserves.  Peak has continually proven its ability to replace annual depletion with new resources.

  Management’s Discussion and Analysis - Page | 12

Development Portfolio

New Gold’s development portfolio consists of assets that are located in favourable mining jurisdictions and have the ability to significantly enhance New Gold’s production base and growth profile.  The New Afton copper-gold deposit is on track to begin production in mid-2012.  At today’s commodity prices, New Afton has the potential to significantly contribute to the company’s cash flows. The El Morro gold-copper project is planned to begin production in 2017.

New Afton project, British Columbia, Canada

The Company’s New Afton copper-gold development project is located in Kamloops, British Columbia, Canada.  The project is a large underground copper-gold deposit, which will produce an annual estimated average of 85,000 ounces of gold and 75 million pounds of copper commencing in mid-2012. The New Afton project’s property package consists of the nine square kilometre Afton mining lease which centers on the New Afton copper-gold mine currently under development as well as 115 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district. At the end of 2011, the deposit has 1.0 million ounces of Proven and Probable gold and 1.0 billion pounds of Proven and Probable copper Reserves, with 1.7 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 1.6 billion pounds of Measured and Indicated copper Resources, inclusive of Reserves. Production at New Afton is scheduled for June 2012 with the ramp-up to commercial production expected to take approximately two months resulting in an August 2012 commercial production start.

Blackwater project, British Columbia, Canada

In June 2011, New Gold closed the acquisition of Richfield and its flagship Blackwater project.  New Gold added to its property holding with the subsequent acquisitions of Silver Quest and Geo Minerals in December, 2011.  Blackwater is a bulk-tonnage gold project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000, in central British Columbia, Canada, where New Gold already has an established presence through the continued development of its New Afton project. The project area covers 670km2 and is located near infrastructure.  Blackwater has a mineral resource estimate of 5.4 million ounces of indicated gold resources and an additional 1.9 million ounces of inferred gold resources.    As part of the Silver Quest acquisition, New Gold also acquired a 100% interest in the Capoose Property, located adjacent to Blackwater, with an established gold and silver mineral resource. The Capoose property has an estimated mineral resource separate from the Blackwater deposit.  The Capoose indicated mineral resource is 400,000 ounces of gold and 26.6 million ounces of silver.  The inferred resource is 400,000 ounces of gold and 29.5 million ounces of silver.

El Morro project, Atacama Region, Chile

El Morro is an advanced stage gold-copper development project located in north-central Chile, Atacama Region, approximately 80 kilometers east of the city of Vallenar. The El Morro project is a world-class project with low expected cash costs and great organic growth potential in what we believe to be one of the most favourable mining jurisdictions in the world. The Environmental Impact Assessment (“EIA”) necessary for the project permitting to proceed has been approved and subsequent to year-end, the board of Goldcorp, New Gold’s 70% partner, approved commencement of construction of El Morro. Attributable to New Gold’s 30% share of the project are Proven and Probable gold Reserves of 2.5 million ounces, Proven and Probable copper Reserves of 1.9 billion pounds, and 3.0 million ounces and 2.2 billion pounds of  gold and copper Measured and Indicated Resources, respectively, inclusive of Reserves.

  Management’s Discussion and Analysis - Page | 13

NEW GOLD’S STRATEGY

Disciplined growth

Our primary focus is the exploration, development and operation of our portfolio of gold assets. We currently have an established foundation with our three producing assets providing us with the cash flow that should position us to grow the business organically as we further explore and develop our three large, exciting projects. As we deliver on, what we believe is, an industry leading organic growth profile we intend to remain focused on four key components of the strategy that has helped New Gold become a leading intermediate producer:

Operational execution

For the year ended December 31, 2011 revenue increased by 31% to $695.9 million from $530.5 million in the same period of 2010.  Operating margin1 for the year ended December 31, 2011 increased by 39% to $392.2 million from $282.7 million in the same period in 2010.  Net cash generated from continuing operations for the year ended December 31, 2011 increased by 23% to $229.5 million from $186.5 million in the same period in 2010. In addition to the strength of the operating portfolio, our development teams have successfully kept New Afton on target for an August 2012 commercial production start.

Maintaining a strong financial position

Our objective is to maintain a strong balance sheet and sufficient financial flexibility to internally fund our three development projects.  As at December 31, 2011, we currently have $309.4 million in cash and cash equivalents.  For the year ending December 31, 2011, the Company generated $229.5 million in cash flow from continuing operations.  This amount is expected to increase further next year as New Afton is expected to begin commercial production in August 2012. With our current cash balance, the prevailing strength of commodity prices and New Afton adding further cash flow, we believe we are well positioned to fund the exploration and development of our growth pipeline.

Enhancing value

New Gold has an established track record of enhancing the value of its portfolio of assets. This has been a particular focus since mid-2009 when New Gold and Western Goldfields merged to create a fully-funded, growth-oriented Company. Since that time, the research analysts that cover New Gold have steadily increased the net asset values they ascribe to the Company’s assets. The average net asset value ascribed to the Company’s portfolio of three operating assets has doubled to over $2 billion, while New Afton and our 30% interest in El Morro have increased from a combined $160 million to just under $2 billion.

2 We use certain non-GAAP financial performance measures throughout our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP financial performance measures” of this MD&A.

  Management’s Discussion and Analysis - Page | 14

Since the middle of 2008, New Gold has grown through the combination of seven, largely single asset companies. Importantly, in each instance, the addition of a new company or asset has further strengthened New Gold. The experience of the management team and Board of Directors has allowed New Gold to be opportunistic in its corporate development initiatives, positioning the Company as an industry leader. The Company’s three most recent acquisitions, all related to the Blackwater project, are yet another example of this disciplined approach. The average analyst value for the asset is now over $1 billion, or approximately twice what the Company paid in aggregate for the acquisitions described in ‘Corporate Developments’ above.

ABILITY TO EXECUTE ON STRATEGY

Our ability to execute on our strategy comes from the strength of: our experienced management team, board of directors and skilled workforce, track record of delivering on expectations, portfolio of assets in favourable jurisdictions, pipeline of world-class development projects, strong financial position and commitment to corporate social responsibility.

Experienced management team with a proven industry track record

We have a seasoned and experienced management team with extensive mining sector knowledge and a successful track record of identifying and developing mines.  Our Executive Chairman, Randall Oliphant, Chief Executive Officer, Robert Gallagher, and Chief Financial Officer, Brian Penny all have significant experience in leading successful mining companies.  Our Board of Directors provides further stewardship and includes individuals with a breadth of sector knowledge that provides New Gold with a distinct competitive advantage.

Leading mid-tier producer with track record of delivering on expectations

New Gold has a portfolio of mines that have consistently met or exceeded company guidance.  In 2011, we produced 387,155 ounces of gold at a cash cost of $446 per ounce.  2012 guidance has been established at 405,000 to 445,000 ounces of gold at total cash costs of $410 to $430 per ounce.  New Gold’s cash cost continues to be well below the industry average.

Geographically diverse operations in favourable jurisdictions

We have a diverse portfolio of assets in the United States, Mexico, Australia, Canada and Chile.  The Company’s operating assets consist of the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico, and the Peak Mines in Australia.  Significant development projects include the New Afton project and the recently acquired Blackwater project in Canada and a 30% interest in the El Morro project in Chile.  The countries in which we operate have been assigned investment grade sovereign credit ratings by Moody’s Investors Service, Inc., Fitch Ratings Inc. and Standard & Poor’s Ratings Services.  In 2011, approximately 30% of our revenue was generated from the United States, approximately 42% from Mexico and approximately 28% from Australia.

  Management’s Discussion and Analysis - Page | 15

Pipeline of world-class development projects

In addition to our operating mines, we have development opportunities that should significantly enhance our production base and growth profile.  The New Afton project is expected to begin commercial production in August 2012 and is expected to produce on average 85 thousand ounces of gold and 75 million pounds of copper annually.  At today’s commodity prices, New Afton has the potential to generate average annual cash flow equivalent to the three current operating mines combined once full production occurs in 2013.  El Morro provides New Gold with 2.5 million ounces of Proven and Probable gold and 1.8 billion pounds of Proven and Probable copper Reserves, and 3.0 million ounces and 2.2 billion pounds of gold and copper Measured and Indicated Resources, respectively, inclusive of Reserves.  The capital for this project is fully-funded by our 70% partner, Goldcorp Inc. and the project is expected to produce approximately 90 thousand ounces of gold and 85 million pounds of copper per year (our 30% share).  Our most recent acquisitions added the Blackwater project which is expected to add to our development pipeline.  Blackwater currently contains indicated gold resources of 5.4 million ounces and inferred gold resources of 1.9 million ounces.

Strong financial performance with a solid balance sheet

For the year ended December 31, 2011, we generated revenue and earnings from mine operations of $695.9  million and $315.2 million, respectively.  Revenue of $695.9 million increased by 31% compared to the same period in 2010.  Operating margin for the year ended December 31, 2011 increased 39% to $392.2 million from $282.7 million in the same period in 2010.  Cash generated from continuing operations for the year ended December 31, 2011 increased by 23% to $229.5 million from $186.5 million in the same period in 2010.  Cash and cash equivalents totaled $309.4 million with additional financial flexibility from our $150 million credit facility at December 31, 2011.  The Company has long-term debt outstanding of $176.6 million and convertible debenture outstanding of $44.9 million. The debt is inclusive of face value senior notes of C$187 million long dated to 2017.  Convertible debentures have a C$55 million face value due in 2014 and are deeply in the money.

Commitment to corporate social responsibility

We understand that our collective success is linked to our ability to operate in a socially responsible manner.  New Gold is committed to promoting and protecting the welfare of our employees through safety-first work practices and workplaces, staff training, and equitable hiring and development practices. We understand that sustainable development extends from environmental stewardship to the development of economic prosperity and the support of local communities and their cultural values. We strive to share the benefits of our activities through the entire life cycle of our mines, and long after their eventual closure.

  Management’s Discussion and Analysis - Page | 16

KEY PERFORMANCE DRIVERS

There are a range of key drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals.  The key internal performance drivers are production volumes and costs.  The key external drivers are spot prices of gold, silver and copper, as well as foreign exchange rates.

Production Volumes and Costs

New Gold has demonstrated a history of achieving guidance with respect to production volumes and costs.  New Gold’s portfolio of operating mines achieved another solid production quarter, with 100,671 ounces of gold production in the fourth quarter driving the Company’s full year 2011 gold production to 387,155 ounces – a record for New Gold. The Company once again delivered on its production guidance of 380,000 to 400,000 ounces of gold for the year.

Full year 2011 total cash costs per ounce sold, net of by-product sales, of $446 was in-line with the Company’s initial cost guidance for the year of $430 to $450 per ounce and well below the industry average. As a result of the significant appreciation of silver and copper prices in early 2011, the Company lowered its cost guidance to $390 to $410 per ounce in May, based on, among other assumptions, a silver price of $33 per ounce, a copper price of $4.00 per pound, a parity Australian dollar exchange rate and a Brent oil price of $105 per barrel. While the silver price remained at these levels through the majority of the year, the combination of lower copper prices, a stronger Australian dollar and higher oil prices resulted in the Company’s total cash costs moving into the original cost guidance range. New Gold delivered a margin of over $1,000 per ounce for its shareholders during 2011.

New Gold’s outlook is to increase gold production in 2012 by approximately 10% and total cash costs per ounce sold is forecast to decrease by approximately $30 per ounce relative to the 2011 level.

  Management’s Discussion and Analysis - Page | 17

Commodity Prices

Gold prices
The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company will be closely related to the prevailing price of gold. However, copper will also become more important as New Afton achieves commercial production in 2012.

Precious metals gave up some of the gains in the fourth quarter that they had achieved during a volatile year, with the gold price ending the year up 10%. Analyst consensus is broadly positive for precious metals over the coming year, with support expected to continue from investment, central bank and emerging market demand, and recent pronouncements from the Federal Reserve confirming low US interest rates for the next three years are likely to encourage investors.

While gold price increased by 10% through 2011, it experienced some dramatic swings, soaring to a nominal record price of $1,920 per ounce in September, subsequently dropping 20% to close the year at  $1,531 per ounce.

For the full year 2011, New Gold had an average realized gold price of $1,460 per ounce (including monthly deliveries of 5,500 ounces of gold hedged at the Mesquite Mine at $801 per ounce) which was 7% below an average market gold price of $1,568 per ounce. During the fourth quarter of 2011, New Gold had an average realized gold price of $1,549 per ounce (including monthly deliveries of 5,500 ounces of gold hedged at the Mesquite Mine at $801 per ounce) which was 8% below an average market gold price of $1,680 per ounce.

Silver and copper prices
Silver decreased to  $28.18 at the end of 2011, compared to $30.63 and $30.45 per ounce at December 31, 2010 and September 30, 2011 respectively. The average silver price for 2011 was  $35.10 per ounce, compared to 2010 when the price averaged $20.16 per ounce.

Copper ended the year over 20% down compared to December 31, 2010, although this followed a total increase of over 200% during the previous two calendar years, and the price has performed well so far in 2012. Confidence in copper is gradually increasing as the Eurozone starts to show tentative signs of political progress and economic recovery, and industrial demand from emerging markets continues, with China remaining the key focus and the most important long term market. Copper prices increased from $3.23 per pound at September 30, 2011 to $3.43 per pound at December 31, 2011. Copper averaged $4.00 per pound during the year compared to $3.42 per pound in 2010.

  Management’s Discussion and Analysis - Page | 18

New Gold had an average realized copper price of $3.78 for the year. This differs by 6% from the yearly average spot price of $4.00 per pound due to the fact that copper sales were made intermittently throughout 2011, with six shipments during the year. Copper sales at Peak are expected to take place on a more regular and even basis through 2012.

Foreign Exchange Rates

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars.

New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the US dollar. We have exposure to the Australian dollar through our Peak Mines operations, and to the Mexican peso through the Cerro San Pedro Mine. We also have exposure to the Canadian dollar through our New Afton and Blackwater projects, as well as due to corporate administration costs.

The Australian dollar ended 2011 almost flat from a year earlier, but spent most of the year trading at a premium to the US dollar, significantly impacting the cash costs at the Peak Mines operations.  The rise in the average copper price from 2010 through 2011 helped to offset some of this foreign exchange exposure.  The correlation between the copper price and the Australian dollar can act as a natural cost hedge over the long term.

The Canadian dollar finished 2011 weaker than it had started, but was stronger on average through the year than in 2010, and therefore had some impact on Canadian dollar-denominated capital expenditures and corporate costs when translated into U.S. dollars.

Although the Mexican Peso weakened through the latter half of 2011, the average exchange rate was close to that of 2010. In addition, a significant proportion of costs at the Cerro San Pedro mine are incurred in US dollars, and as such movement in the Mexican peso exchange rate was not a primary driver of US dollar denominated costs.

For impact on operating costs, refer to the ‘Review of Operating Mines’ section for Cerro San Pedro and Peak Mines for details.

  Management’s Discussion and Analysis - Page | 19

ECONOMIC OUTLOOK

2011 was another turbulent year in financial markets, characterized by considerable volatility, economic uncertainty and various government-led efforts to promote growth and deal with excessive levels of debt. European leaders attempted with mixed success to persuade markets that the euro will remain a viable currency, and that discipline and austerity can repair the balance sheets of member countries with particularly high levels of sovereign debt, in particular Greece, but also, more worryingly, far larger debtor nations such as Italy. Meanwhile, the US has wrestled with its own sovereign debt problems, hindered by an intractable and growing political divide that contributed to the loss of its S&P triple-A rating.

Equity markets in the US failed to generate significant returns, with the S&P 500 index virtually flat over the year, while the global MSCI All Country World Index declined by almost 10% in US dollar terms. US interest rates led the global move downward, but lowered rates are failing to spark the economy and are causing investors to question the availability and effectiveness of the remaining tools at the disposal of policy-makers.

Economic events can have significant effects on the gold price, via currency rate fluctuations, the relative strength of the U.S. dollar, supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. Management anticipates that the long term economic environment is likely to remain positive with respect to precious metals and for gold in particular, and believes the prospects for the business are favorable. The Company has not hedged foreign exchange rates and metal prices with the exception of the gold hedge mandated by the 2008 Mesquite project financing. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise, such as acquisitions, debt buybacks, gold hedge monetization and other transactions.

CORPORATE RESPONSIBILITY

New Gold’s commitment to disciplined growth is entrenched in the concept of growing responsibly.  We understand that our collective success is inextricably linked to, and that our collective prosperity depends on, the long-term economic, social and environmental sustainability of each of the communities in which we work and live.

New Gold’s corporate responsibility objectives are to operate in a responsible manner, minimize the impact the operations may cause to the environment and practice the progressive rehabilitation of areas impacted by its activities.  We have a history of operating in a socially responsible and sustainable manner, and of meeting international standards in the three countries where we currently operate.  As a partner of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles on Human Rights, Labour, Environment and Anti-corruption. As a member of the Mining Association of Canada (MAC), our Canadian projects adhere closely to the principles of MAC’s program Towards Sustainable Mining.

At New Gold, we believe that our people are our most valued assets regardless of gender, race, cultural background, age or religion. We strive to create a culture of inclusiveness that begins at the top and which is reflected in our hiring, promotion and overall human resources practices. We encourage tolerance and acceptance in worker-to-worker relationships. In each of our host communities we are recognized as an employer of choice as a result of our competitive wages, above-average benefits and our policies of recognizing and rewarding employee performance and promoting from within.

  Management’s Discussion and Analysis - Page | 20

Wherever New Gold operates—in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure—we are committed to excellence in environmental stewardship. We implement progressive reclamation and re-vegetation activities during operations. After mining activities are complete, our objective is to restore the land to a level of productivity equivalent to its pre-mining capacity. We continually seek new strategies for enhancing our environmental performance including programs to improve energy efficiency, reduce our carbon footprint and minimize our use of water and other resources.

We work hard to keep our mine site workers and corporate staff safe, and we support them and their communities with educational and health benefits, environmental protection and contributions to community infrastructure that will provide a legacy of sustainability. We believe that only by thoroughly understanding the people, their histories, and their needs and plans, can we engage in a meaningful development process that will contribute to their cultural and economic health and welfare. We foster open communication with local residents and community leaders and strive to be a full partner in the long-term sustainability of the communities and regions in which we operate.

  Management’s Discussion and Analysis - Page | 21

FINANCIAL AND OPERATING RESULTS

SUMMARY OF ANNUAL FINANCIAL RESULTS

Revenues

Revenues increased by 31% or by $165.4 million to  $695.9 million when compared to $530.5 million in the same prior year period. The increase is attributed to an increase in average realized gold prices from $1,194 per ounce during the year 2010 to $1,460 per ounce in 2011. Additionally, sales of gold ounces increased to 391,890 ounces compared to 369,077 ounces in the same prior year period.  Sales of copper increased to 15.3 million pounds from  14.1 million pounds in 2010.  Sales of silver decreased to 2,007,801 ounces from 2,143,721 ounces in the same prior year period.

Operating expenses

Operating expenses increased from $247.8 million in 2010 to $303.8 million during 2011.  This increase is a result of multiple factors.  Sales of gold and copper ounces increased by 6% and 8% respectively, causing additional operating expenses to flow from inventory.  Additionally, all sites experienced inflationary pressures on input costs, particularly diesel fuel at the Mesquite mine and salary cost at Peak Mines.  Peak Mines was also adversely impacted by foreign exchange movements.  The Australian dollar strengthened by approximately 11% relative to the U.S. dollar in 2010.  This had a significant impact as local costs were translated to U.S. dollar in 2011.

Depreciation and depletion

Depreciation and depletion for the year ended December 31, 2011 was $76.9 million compared to $78.4 million for the same prior year period, reflecting a similar cost year on year based on the units of production depreciation methodology.

  Management’s Discussion and Analysis - Page | 22

Earnings from mine operations

For the year ended December 31, 2011, New Gold had earnings from mine operations of $315.2 million compared with $204.3 million in the same prior year period.  Despite inflationary cost pressures and adverse foreign exchange movements, earnings from mine operations increased by 54% as a result of increased commodity sales, higher average realized commodity prices and other general operating efficiencies.

Corporate administration costs

Corporate administration costs of $26.3 million in 2011 relative to $24.1 million incurred in the same prior year period.  Corporate administration costs have been impacted by litigation costs primarily related to the El Morro property (refer to the ‘Financial Condition Review – Contingencies’ section of this MD&A for details).  Additionally, corporate salaries have increased reflective of the overall growth of the Company.

Share based compensation costs

Share-based compensation costs were $11.1 million and $6.9 million in 2011 and 2010, respectively. A large component of the increase is due to the mark-to-market of restricted share units as the New Gold share price increased over the year.

Exploration costs

Exploration costs of $10.0 million in 2011 were lower than $12.8 million for the same prior year period.  The reduction resulted primarily from lower exploration expenditure at the Mesquite Mine.  Additional to the exploration expense, a range of exploration costs related to the Blackwater project have been capitalized.

Impairment of exploration assets

In 2010, the Company recognized a $15.7 million expense in relation to an impairment on its Liberty Bell property.  Drilling results in 2010 did not warrant further exploration at Liberty Bell. The drilling was discontinued and therefore an impairment charge was recorded in net earnings to reduce the carrying value of the Liberty Bell project to $nil.  There were no impairment charges in 2011.

Hedging

For the year ended December 31, 2011, the Company’s Mesquite Mine had realized losses of  $41.7 million within revenues for settlement of gold hedge contracts during the year totaling 66,000 ounces. As a result of the increase in the spot price of gold from $1,406 per ounce to $1,531 per ounce between December 31, 2010 and December 31, 2011, the Mesquite Mine recognized $32.1 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within other comprehensive income.

Other gains and losses

The following other gains and losses are all deducted for the purposes of adjusted net earnings:

Non-hedged derivatives
For the year ended December 31, 2011, the Company recorded a fair value change of share purchase warrants and convertible debt generating a loss of $18.3 million relative to a loss of $113.3 million in the same prior year period.  As the share purchase warrants and convertible debt are denominated in

  Management’s Discussion and Analysis - Page | 23

Canadian dollars, but the Company’s functional currency is the US dollar, it is a requirement to account for them as liabilities.  The liability is fair valued each reporting period.  As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark to market of the liability is reflected on the financial statements.  Generally, movements in the traded value of the share purchase warrants correlate to movements in the Company’s share price.  So as the Company’s share price increases, the liability and expense related to the share purchase warrants increases.   This is also the case for the convertible debt which is fair valued using the Company’s stock volatility as a key assumption.

Senior secured notes
The Company has a prepay option on the senior secured notes which was fair valued at $18.8 million at December 31, 2011 generating an unrealized gain of $11.1 million in the year 2011. This compares to a fair value gain of $7.7 million recognized in the same prior year period.  As prevailing interest rates decline and the Company’s credit worthiness improves, there is a deemed benefit to exercising the prepay option on the senior secured notes and refinancing at lower rates.

Gains on fair value through profit and loss (“FVTPL”) financial assets
The Company recognized a gain on FVTPL financial assets of $1.3 million in 2011 relative to $48.8 million in the prior year.  The gain in 2010 relates to the sale of its shares in Beadell Resources Limited (“Beadell”) resulting in a gain of $39.7 million.  The remaining $9.1 million gain related to the disposal of the Company’s Asset Backed Notes.

Foreign exchange
The Company recognized a foreign exchange gain of  $7.1 million for the year ended December 31, 2011 compared to a loss of $9.7 million in the same prior year period.  This reflects significant movement in the currencies that New Gold operates in relative to the U.S. dollar in the year 2011.  The current year gain was generated on the revaluation of monetary assets and liabilities and deferred income tax liabilities recorded on the business combination between New Gold, Metallica, and Peak Gold. Including deferred income tax liabilities, debt and cash, New Gold carries a net liability in these foreign currencies which have weakened, reducing the US dollar denominated liability and generating a foreign exchange gain in the period.

Ineffectiveness of hedge instruments
For the year ended December 31, 2011, a loss of $6.6 million (2010 - $nil) was recorded reflecting the ineffective portion of the gold hedge.

Income tax

Income and mining tax expense in 2011 was $79.4 million compared to $18.0  million in the same prior year period, reflecting an effective tax rate of 31% for the year 2011 compared to 24% in the prior year period. The most significant items affecting our tax rate are summarized in Note 15 of the audited consolidated financial statements for the year ended December 31, 2011. The variance in effective tax rate is primarily due to the impact of the other gains and losses.

On an adjusted net earnings basis, the adjusted effective tax rates were 29% and 28% for 2011 and 2010 respectively.  This reflects the relatively consistent mix of jurisdictions in which we operate where statutory tax rates have not changed materially in the past year. The adjusted effective tax rates exclude the impact of changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants, convertible debts and asset backed commercial papers.

  Management’s Discussion and Analysis - Page | 24

Net earnings from continuing operations

For the year ended December 31, 2011, New Gold had net earnings from continuing operations of  $179.0 million, or $0.42 per basic share. This compares with net earnings from continuing operations of $57.3 million, or $0.15  per basic share in the same prior year period.

Adjusted net earnings

For the year ended December 31, 2011, adjusted net earnings from continuing operations was  $187.8 million or  $0.44 per basic share, which increased from  $115.7 million or  $0.30 per basic share in the prior year period.

Net earnings has been adjusted, including the associated tax impact, for the group of costs in “Other gains (losses)” on the condensed consolidated income statement.  Key entries in this grouping are the fair value changes for share purchase warrants, convertible debt, asset backed commercial paper and the embedded derivative in the senior secured notes.  Additionally, foreign exchange gain or loss and other non-recurring items are adjusted.  Particularly related to the fourth quarter of 2010, the loss on impairment of exploration assets has been adjusted.  Adjusting for of these items provides an improved measure to internally evaluate the underlying operating performance of the company as a whole for the reporting periods presented.  The prior period tax is also adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

See “Non-GAAP Financial Performance Measures” for reconciliation of net earnings to adjusted net earnings.

  Management’s Discussion and Analysis - Page | 25

SUMMARY OF QUARTERLY FINANCIAL RESULTS

Revenue

Revenues decreased by 6% or $11.8 million to $177.6 million when comparing the fourth quarter of 2011 to 2010. The decrease was attributed to a decrease in sales of gold ounces to 99,612 ounces compared to 116,964 ounces in the same prior year period. The gold sales reduction is primarily attributed to the Mesquite Mine being in a lower grade cycle relative to the fourth quarter of 2010, in line with the mine plan.  Sales of silver ounces decreased to 440,024 from 696,161 in the same prior year period as mine sequencing at Cerro San Pedro is currently focusing on an area of lower grade than prior year. Sales of copper decreased to 2.9 million pounds from 4.7 million pounds in the same prior year period as a result of lower grade ore being processed. The decrease in sales volume was partly offset by an increase in average realized prices for gold and silver to $1,549 per ounce and $31.26 per ounce, respectively; compared to $1,316 per ounce and $26.91 per ounce in the fourth quarter of 2010, respectively.  Copper decreased to $3.56 per pound in the fourth quarter of 2011 relative to $3.89 per pound in the fourth quarter of 2010.

Operating expenses

Operating expenses decreased from $79.8 million in 2010 to $78.6 million in the fourth quarter of 2011. The decrease is attributed to a decrease in gold ounces sold, offset by the reduction of copper concentrate inventory at Peak Mines, an adverse impact of foreign exchange as the U.S. dollar has weakened compared to the Australian dollar and Mexican peso, and higher consumable prices and labour costs.  2010 operating expenses have been adjusted to reflect IFRS policy to capitalize significant component replacements primarily at the Mesquite Mine.

Depreciation and depletion

Depreciation and depletion was $23.8 million for the fourth quarter of 2011 compared to $25.6 million for the fourth quarter of 2010 and is primarily due to lower production during the quarter, offset by a higher depreciable resource base in 2011.

  Management’s Discussion and Analysis - Page | 26

Earnings from mine operations

For the three months ended December 31, 2011, New Gold had earnings from mine operations of $75.2 million compared with $83.9 million in the same prior year period.

Share based compensation costs

Share-based compensation costs were $2.2 million and $1.6 million in fourth quarters of 2011 and 2010, respectively. A component of the change in share-based compensation costs is due to the mark to market of restricted share units as the New Gold share price increased over the period.

Exploration costs

Exploration expense is $2.3 million for the fourth quarter of 2011 relative to $2.9 million in the same prior year period. Spending on expensed exploration costs was approximately the same as the same prior year period as Blackwater exploration activities were capitalized.

Impairment of exploration assets

In the fourth quarter of 2010, the Company recognized a $15.7 million expense in relation to an impairment on its Liberty Bell property.  Drilling results in 2010 did not warrant further exploration at Liberty Bell. The drilling was discontinued and therefore an impairment charge was recorded in net earnings to reduce the carrying value of the Liberty Bell project to $nil.  There is no comparable figure in 2011.

Hedging

For the three month period ended December 31, 2011, the Company’s Mesquite Mine realized losses of  $12.0 million within revenues for settlement of three months of gold hedge contracts totaling 16,500 ounces. As a result of the decrease in the spot price of gold from $1,620 per ounce to $1,531 per ounce between September 30, 2011 and December 31, 2011, the Mesquite Mine recognizes $11.3 million of pre-tax unrealized gains in the mark-to-market of remaining contracts within Other Comprehensive Income.

Other gains and losses

The following other gains and losses are all deducted for the purposes of adjusted net earnings:

Non-hedged derivatives
For the three month period ended December 31, 2011, the Company recorded a fair value change with respect to share purchase warrants and convertible debt, which generated a gain of $10.5 million relative to a loss of $63.4 million in the same prior year period.  As the share purchase warrants and convertible debt are denominated in Canadian dollar, but the Company’s functional currency is the US dollar, it is a requirement to account for them as liabilities.  The liability is fair valued each reporting period.  As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark to market of the liability is reflected on the financial statements.  Generally, movements in the traded value of the share purchase warrants correlate to movements in the Company’s share price.  So as the Company’s share price increases, the liability and expense related to the share purchase warrants increases.   This is also the case for the convertible debt which is fair valued using the Company’s stock volatility as a key assumption.

  Management’s Discussion and Analysis - Page | 27

Senior secured notes
As the Company’s credit worthiness improves, there is a deemed benefit to exercising the prepay option on the senior secured notes and refinancing at lower rates. The prepay option on the senior secured notes was fair valued at $18.8 million at December 31, 2011, generating an unrealized gain of $0.6 million for the quarter.  This compares to a fair value loss of $3.9 million recognized in the same prior year period.

Foreign exchange
The Company recognized a foreign exchange gain of $12.9 million in the fourth quarter of 2011 compared to a loss of $0.5 million in the same prior year period. This reflects movement in the currencies that New Gold operates in relative to the US dollar in the fourth quarter of 2011.  The current period gain was generated on the revaluation of monetary assets and liabilities and deferred income tax liabilities recorded on the business combination between New Gold, Metallica, and Peak Gold due to their functional currency being difference. Including deferred income tax liabilities, debt and cash, New Gold carries a net liability in these foreign currencies which have weakened, reducing the US dollar denominated liability and generating a foreign exchange gain in the period.

Income tax

Income and mining tax expense in the fourth quarter of 2011 was $22.1 million compared to $3.5 million in the same prior year period, reflecting an effective tax rate of 39% for the fourth quarter of 2011 compared to 12% for the same period in 2010.  The variance in effective tax rate is due primarily to the impact of the other gains and losses.

On an adjusted net earnings basis, the adjusted effective tax rates were 31% and 21% for 2011 and 2010 respectively. The prior period included some year-end tax true-ups which are not adjusted. The adjusted effective tax rates exclude the impact of changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants, convertible debts, asset backed commercial papers and the embedded derivatives.

Net earnings from continuing operations

For the three months ended December 31, 2011, New Gold had net earnings from continuing operations of $35.0 million, or $0.08 per basic share. This compares with net earnings from continuing operations of $25.6 million, or $0.07 per basic share in the same prior year period.

  Management’s Discussion and Analysis - Page | 28

Adjusted net earnings

For the three months ended December 31, 2011, adjusted net earnings from continuing operations was  $42.2 million or  $0.09 per basic share, which decreased from  $57.0  million or  $0.15 per basic share in the prior year period. The decrease in adjusted net earnings relates primarily to $nil expense related to impairment of exploration assets relative to a loss of $15.7 million in the prior year period.  This is offset against decreased revenues on lower volume commodity sales.

Net earnings has been adjusted, including the associated tax impact, for the group of costs in “Other gains (losses)” on the condensed consolidated income statement.  Key entries in this grouping are the fair value changes for share purchase warrants, convertible debt, asset backed commercial paper and the embedded derivative in the senior secured notes.  Additionally, foreign exchange gain or loss and other non-recurring items are adjusted.  Particularly related to the fourth quarter of 2010, the loss on impairment of exploration assets has been adjusted.  Adjusting for of these items provides an improved measure to internally evaluate the underlying operating performance of the company as a whole for the reporting periods presented.  The prior period tax is also adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

See “Non-GAAP Financial Performance Measures” for reconciliation of net earnings to adjusted net earnings.

  Management’s Discussion and Analysis - Page | 29

Quarterly financial and operating information

Selected financial and operating information for the 2011 and 2010 quarters is as follows:

QUARTERLY FINANCIAL AND OPERATING INFORMATION
(in thousands of US dollars, except per share amounts and where noted)

	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Gold sales (ounces)	99,612	93,028	95,039	104,211	116,964	89,692	82,401	80,020

Revenues	177,590	175,501	171,635	171,213	189,355	127,116	112,359	101,620

Net earnings (loss) from continuing operations	34,998	40,709	78,602	24,719	25,557	44,754	(26,006)	13,042
Per share:
Basic	0.08	0.09	0.19	0.06	0.07	0.11	(0.07)	0.03
Diluted	0.07	0.09	0.16	0.06	0.06	0.11	(0.07)	0.03

Net earnings (loss)	34,998	40,709	78,602	24,719	25,557	44,754	(26,006)	13,042
Per share:
Basic	0.08	0.09	0.19	0.06	0.15	0.11	(0.07)	0.03
Diluted	0.07	0.09	0.16	0.06	0.15	0.11	(0.07)	0.03

Adjusted net earnings (loss)	42,199	49,465	49,772	47,897	57,011	29,340	96,555	17,890
Per share:
Basic	0.09	0.11	0.12	0.12	0.15	0.07	0.24	0.05
Diluted	0.09	0.11	0.12	0.12	0.14	0.07	0.24	0.04

  Management’s Discussion and Analysis - Page | 30

REVIEW OF OPERATING MINES

Mesquite Mine, California, USA
A summary of the Mesquite Mine operations results is provided below:

MESQUITE MINE OPERATIONS REVIEW
(in thousands of US dollars, except where noted)

	Three months ended December 31		Years ended December 31
	2011	2010	2011	2010	2009

Operating Information:
Tonnes of ore mined (000's)	3,870	3,301	11,733	11,327	13,084
Tonnes of waste mined (000's)	5,350	8,052	34,240	35,990	40,857
Ratio of waste to ore	1.38	2.44	2.92	3.18	3.12
Tonnes of ore to leach pad (000's)	3,870	3,301	11,733	11,327	13,084
Average grade:
Gold (grams/tonne)	0.50	0.94	0.57	0.62	0.51
Gold (ounces):
Produced (2)	43,630	55,990	158,004	169,023	150,002
Sold	43,717	50,393	161,214	169,571	143,509
Average realized price (3):
Gold ($/ounce) (4)	1,398	1,234	1,297	1,117	955
Total cash costs per gold ounce sold (3)	$ 691	$ 518	$ 645	$ 575	$ 596

Financial Information (1):
Revenues	$ 61,119	$ 62,208	$ 209,070	$ 189,361	$ 136,004
Earnings from mine operations	$ 21,973	$ 26,822	$ 79,656	$ 61,133	$ 29,948
Capital expenditures	$ 9,326	$ 1,238	$ 18,544	$ 9,034	$ 1,341

1.
The 2011 and 2010 figures have been prepared in accordance with IFRS, while the 2009 figures have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). The 2010 figures are presented for comparative purposes only, and have been restated to comply with IFRS which was adopted January 1, 2010. The 2010 comparative cash costs per ounce have been adjusted to be consistent with the 2011 methodology which capitalizes significant property, plant and equipment components in accordance with IFRS. The 2009 figures are also presented for comparative purposes only, as New Gold acquired the Mesquite operations on May 27, 2009.

2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings and adjusted net earnings per share are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the ‘Non-GAAP Performance Measures’ section of this MD&A.

4.	Average realized price per gold ounce for the Mesquite Mine includes realized gains and losses from gold hedge settlements.

Annual Operating Results

Production
Gold production for the year ended December 31, 2011 was 158,004 ounces compared to 169,023 ounces produced in the same period in 2010. Production was lower in 2011 primarily as a result of lower grade ore being placed on the leach pad, consistent with the mine schedule.

Revenue
Revenue for the year ended December 31, 2011 was $209.1 million compared to $189.4 million in the same period last year mainly due to a higher realized gold price partially offset by lower ounces sold. The average realized gold price during the year 2011 of $1,297 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London Metals Exchange PM gold fix price of $1,568 per ounce. In the year 2010, the Mesquite Mine recognized an average realized gold price of $1,117 per ounce of gold sold, which compares to the average London Metals Exchange PM gold fix price of  $1,225 per ounce.

  Management’s Discussion and Analysis - Page | 31

Total cash costs
Total cash costs per ounce of gold sold for the year ended December 31, 2011 was $645 per ounce compared to $575 per ounce in the same prior year period.  The increase is primarily a result of increased input costs, particularly diesel fuel, as well as lower gold production levels.  The average Brent oil price, which is the most correlated to the diesel used at Mesquite, increased by 40% relative to 2010.

Earnings from mine operation
As a result of higher realized gold prices, Mesquite generated $79.7 million in earnings from mine operations in 2011 compared to $61.1 million in the same period of the prior year.

Capital expenditures
Capital expenditures totaled $18.5 million and $9.0 million respectively for the year ended December 31, 2011 and 2010 and consisted primarily of major component replacements which are capitalized under IFRS and the purchase of two haul trucks.

Quarterly Operating Results

Production
Gold production for the quarter ended December 31, 2011 was 43,630 ounces compared to 55,990 ounces produced in the same period in 2010. Gold production was lower in the fourth quarter of 2011 compared to fourth quarter of 2010 primarily as a result of lower grade ore being placed on the leach pad, consistent with mine schedule.

Revenue
Revenue for the quarter ended December 31, 2011 remained largely the same at  $61.1 million compared to $62.2 million in the same period last year as the decrease in ounces sold to 43,717 ounces in 2011 from 50,393 ounces in 2010 was mostly offset by the increase in average realized gold price. The average realized gold price during the fourth quarter of 2011 of $1,398 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London Metals Exchange PM gold fix price of $1,680 per ounce. In the fourth quarter of 2010, the Mesquite Mine recognized an average realized gold price of $1,234 per ounce of gold sold, compared to the average London Metals Exchange PM gold fix price of  $1,368 per ounce.

Total cash costs
Total cash costs per ounce of gold sold for the quarter ended December 31, 2011 was $691 per ounce compared to $518 per ounce in the same prior year period.  The increase is primarily a result of increased input costs, particularly diesel fuel, as well as lower gold production levels.  The average Brent oil price, which is the most correlated to the diesel used at Mesquite, increased by 26% relative to the fourth quarter of 2010.

Earnings from mine operations
Mesquite generated $22.0 million in earnings from mine operations in the fourth quarter of 2011 compared to $26.8 million in the same period of the prior year due to lower gold ounces sold, offset partially by an increase in average realized price of gold.

Capital expenditures
Capital expenditures totaled $9.3 million and $1.2 million for the three month periods ended December 31, 2011 and 2010, respectively and consisted primarily of major component replacements which are capitalized under IFRS.

  Management’s Discussion and Analysis - Page | 32

Outlook

The Mesquite mine is forecast to produce 140,000 to 150,000 ounces of gold in 2012 at total cash costs per ounce sold of $710 to $730 per ounce. The targeted increase in ore tonnes processed in 2012 is expected to be more than offset by the scheduled mining of ore below reserve grade in 2012 when compared to mining of reserve grade in 2011. The increase in forecasted total cash costs in 2012 when compared to 2011 is driven primarily by lower gold production as well as certain increased input costs. 2012 capital expenditures at Mesquite are forecast to be approximately $14.0 million with approximately 50% of this total allocated to major truck and shovel components.

Cerro San Pedro Mine, Mexico
A summary of the Cerro San Pedro Mine operations results is provided below:

CERRO SAN PEDRO MINE OPERATIONS REVIEW
(in thousands of US dollars, except where noted)

	Three months ended December 31		Years ended December 31
	2011	2010	2011	2010	2009

Operating Information:
Tonnes of ore mined (000's)	4,435	2,952	16,763	10,790	11,899
Tonnes of waste mined (000's)	4,449	5,243	16,513	16,580	16,768
Ratio of waste to ore	1.00	1.78	0.99	1.54	1.41
Tonnes of ore processed (000's)	4,435	2,952	16,763	10,790	11,899
Average grade:
Gold (grams/tonne)	0.43	0.58	0.48	0.62	0.45
Silver (grams/tonne)	25.38	30.66	24.24	37.84	30.68
Gold (ounces):
Produced (2)	34,145	38,874	143,747	118,708	95,502
Sold	33,284	38,666	142,985	114,713	93,312
Silver (ounces):
Produced (2)	453,024	700,988	1,989,333	2,188,235	1,496,958
Sold	440,024	696,161	2,007,801	2,143,721	1,475,317
Average realized price (3):
Gold ($/ounce)	1,673	1,373	1,564	1,262	978
Silver ($/ounce)	31.26	26.91	35.15	21.40	14.48
Total cash costs per gold ounce sold (3)(4)	$ 253	$ 138	$ 115	$ 230	$ 407

Financial Information (1):
Revenues	$ 69,441	$ 71,831	$ 294,271	$ 190,459	$ 112,642
Earnings from mine operations	$ 37,555	$ 36,155	$ 172,723	$ 83,559	$ 28,124
Capital expenditures	$ 1,762	$ 1,855	$ 7,417	$ 9,653	$ 3,164

1.
The 2011 and 2010 figures have been prepared in accordance with IFRS, while the 2009 figures have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). The 2010 figures are presented for comparative purposes only, and have been restated to comply with IFRS which was adopted January 1, 2010. The 2009 figures are also presented for comparative purposes only.

2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings and adjusted net earnings per share are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the ‘Non-GAAP Performance Measures’ section of this MD&A.

4.
The calculation of total cash costs per ounce of gold is net of by-product silver revenue.  If the silver revenues were treated as a co-product, average total cash costs at Cerro San Pedro Mine for the year ended December 31, 2011 would be $463 per ounce of gold (2010 - $478) and $10.40 per ounce of silver (2010 - $8.08). For the three months ended December 31, 2011, the average total cash costs at Cerro San Pedro Mine would be $534 per ounce of gold (2010 - $460) and $9.98 per ounce of silver (2010 - $9.01).

  Management’s Discussion and Analysis - Page | 33

Update on Recent Court Decision

New Gold owns 100% of the Cerro San Pedro Mine through the Mexican Company, Minera San Xavier S.A. de C.V. (“MSX”). The Cerro San Pedro Mine achieved ISO 14001 certification of its environmental management system and has a record of compliance with Mexican and international environmental standards. Despite MSX’s enviable record of compliance with Mexican and international environmental standards, there has been a history of legal challenges to the Cerro San Pedro Mine. Current legal challenges relate primarily to a land use dispute.

In September 2009, a Federal Court of Fiscal and Administrative Justice ordered SEMARNAT, the Mexican environmental regulatory agency, to nullify the authorization of MSX’s 2006 Environmental Impact Statement (“EIS”) for the Cerro San Pedro mine. This decision was appealed at several levels and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of the Company’s position against the nullification of the EIS. In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan (“Plan”), after public consultation. The Plan clearly designates the area of the Cerro San Pedro Mine for mining, resolving any ambiguity regarding land use in that area. On August 5, 2011 a new EIS was granted for the Cerro San Pedro Mine. The 2011 EIS contains a number of conditions with which the Company must comply and the work to fulfill these conditions is in progress. MSX’s land usage permit and its other operating permits remain in effect.

Annual Operating Results

Production
Gold production for the year ended December 31, 2011 was 143,747 ounces compared to 118,708 ounces produced in the same period in 2010.  The 21% increase in gold production is primarily driven by an increase in ore tonnes placed and higher gold recoveries, which were partially offset by lower gold grades.

Revenue
Revenue for the year ended December 31, 2011 was $294.3 million compared to $190.5 million in the same prior year period mainly due to higher gold ounces sold as well as a higher realized gold and silver prices. The average realized gold price during the year 2011 and 2010 was of $1,564 and $1,262 per ounce, respectively, which compares well to the average London Metals Exchange PM gold fix price of $1,568 and $1,225 per ounce, respectively. The average realized silver price per ounce during the year 2011 and 2010 was $35.15 and $21.40 respectively, which also correlates to the average London Metals Exchange silver fix price of $35.10and $20.16 per ounce, respectively.

Total cash costs
Total cash costs per ounce of gold sold for the year ended December 31, 2011 was $115 per ounce compared to $230 per ounce in the prior year.  The decreased total cash costs achieved during 2011 was driven by strong silver by-product revenue and increased gold production when compared to 2010. The increased silver by-product revenue was a result of the continued strength of the silver price throughout 2011.

Earnings from mine operations
As a result of increased production, lower costs and higher realized gold prices, Cerro San Pedro generated $172.7 million in earnings from mine operations in 2011 compared to $83.6 million in the same period of the prior year.

Capital expenditures
Capital expenditures totaled $7.4 million and $9.7 million respectively for the year ended December 31, 2011 and 2010. Capital expenditures in 2011 were primarily associated with a plant and leach pad expansion and mining equipment additions.

  Management’s Discussion and Analysis - Page | 34

Quarterly Operating Results

Production
Gold production for the fourth quarter of 2011 decreased by 12% to 34,145 ounces, compared to 38,874  ounces produced in the same prior year period. The decreased production is due to lower grade ore being processed which is partially offset by an increase in ore tonnes placed on the leach pad.  Silver production was 453,024 ounces compared to 700,988 ounces in the same prior year period as mine sequencing is currently focusing on an area of lower silver grade than prior year.

Revenue
Revenue for the fourth quarter of 2011 was $69.4 million, which was comparable to the same prior year period. Fewer ounces of gold and silver sold were partly offset by  an increase in the gold and silver average realized prices. The average realized gold price per ounce during the fourth quarters 2011 and 2010 were $1,673 and $1,373 respectively, which corresponds well to the average London Metals Exchange PM gold fix price of $1,680 and $1,368 per ounce, respectively. The average realized silver price per ounce during the fourth quarters of 2011 and 2010 were $31.26 and $26.91 respectively, which also correlate to the average London Metals Exchange silver fix price of $31.79  and $26.43 per ounce, respectively.

Total cash costs
Total cash costs per ounce of gold sold in the fourth quarter of 2011 was $253 per ounce compared to $138 per ounce in the same prior year period.  The increase in total cash costs during the fourth quarter was due to the combination of lower silver by-product revenue and lower gold production caused by the lower grade of ore mined during the year.

Earnings from mine operations
The increased average realized prices for both gold and silver sales, partially offset by lower volumes sold, resulted in Cerro San Pedro generating $37.6 million in earnings from mine operations in the fourth quarter of 2011 compared to $36.2 million in the same period of the prior year.

Capital expenditures
Cash flow relating to capital expenditures totaled $1.8 million and $1.9 million for the three month period ended December 31, 2011 and 2010, respectively.

Impact of Foreign Exchange on Operations

The Cerro San Pedro Mine was impacted by changes in the value of the Mexican peso against the U.S. dollar. The value of the Mexican peso strengthened from an average of 12.65 to the U.S. dollar in the year 2010 compared to 12.43 to the U.S. dollar in the year 2011. This had a negative impact of approximately $5 per ounce of gold sold.

During the fourth quarter of 2011 compared to the same prior year period, the value of the Mexican peso decreased from an average of 12.40 to the U.S. dollar in the fourth quarter of 2010 to 13.64 to the U.S. dollar in the fourth quarter of 2011. This had a positive impact of approximately $35 per ounce of gold sold, which partly offset the impact of the other factors described above.

  Management’s Discussion and Analysis - Page | 35

Exploration Project Review

Exploration drilling activities at the Cerro San Pedro Sulphide project continued during the fourth quarter, with 7,552 meters in 13 holes drilled.  The objective of the Cerro San Pedro Sulphide project is to explore a zone of high grade manto-style sulphide mineralization as it extends from an area of historic underground mining south of the current open pit.  Year-to-date progress for the project includes ongoing metallurgical test work and the completion of 30 holes totaling 21,000 meters of core drilling. Since the inception of the investigation in 2008, there have been 73 drill holes completed, totaling 45,015 meters.

At the end of Q4 2011 the Company reported an updated inferred mineral resource estimate for the manto zone of 6.3 million tonnes averaging 1.83 g/t gold, 94.5 g/t silver, 3.1% zinc and 1.1% lead. Exploration drilling to expand the manto resource will continue during 2012.

The scientific and technical information in the above sections has been prepared under the supervision of Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of the Company.

Outlook

Cerro San Pedro is forecast to produce 140,000 to 150,000 ounces of gold and 1.9 to 2.1 million ounces of silver in 2012 at a total cash costs per ounce sold, net of by-product sales, of $250 to $270 per ounce. Gold and silver production in 2012 is expected to be consistent with the levels achieved in 2011. The total cash costs assume a $30 per ounce silver price and a foreign exchange rate of 13.00 Mexican pesos to U.S. dollar. The majority of the forecast cost increase from 2011 is attributable to the lower silver price assumption. 2012 capital expenditures at Cerro San Pedro are forecast to be approximately $16 million, approximately $9 million of which relates to leach pad expansions.

  Management’s Discussion and Analysis - Page | 36

Peak Mines, New South Wales, Australia
A summary of the Peak Mines operations results is provided below:

PEAK MINE OPERATIONS REVIEW
(in thousands of US dollars, except where noted)

	Three months ended December 31		Years ended December 31
	2011	2010	2011	2010	2009

Operating Information:
Tonnes of ore mined (000's)	191	160	755	740	801
Tonnes of ore processed (000's) (2)	215	200	783	775	794
Average grade:
Gold (grams/tonne)	4.12	5.18	3.94	4.23	4.05
Copper (%)	0.92	1.11	0.93	1.01	1.00
Recovery rate (%):
Gold	90.80	89.20	88.80	90.40
Copper	85.10	86.90	82.00	88.80
Gold (ounces):
Produced	22,896	29,581	85,404	95,180	93,247
Sold	22,611	27,905	87,691	84,793	87,812
Copper (thousands of pounds):
Produced	3,297	4,236	12,715	15,340	15,613
Sold	2,917	4,709	15,316	14,050	13,901
Average realized price (3):
Gold ($/ounce)	1,656	1,385	1,591	1,257	994
Copper ($/pound)	3.56	3.89	3.78	3.48	2.54
Total cash costs per gold ounce sold (3)(4)	$ 726	$ 312	$ 618	$ 361	$ 334

Financial Information (1):
Revenues	$ 47,030	$ 55,316	$ 192,598	$ 150,630	$ 116,631
Earnings from mine operations	$ 15,680	$ 20,955	$ 62,847	$ 59,611	$ 41,811
Capital expenditures	$ 15,107	$ 11,097	$ 50,263	$ 29,123	$ 28,581

1.
The 2011 and 2010 figures have been prepared in accordance with IFRS, while the 2009 figures have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). The 2010 figures are presented for comparative purposes only, and have been restated to comply with IFRS which was adopted January 1, 2010. The 2009 figures are also presented for comparative purposes only.

2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, adjusted net earnings and adjusted net earnings per share are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the ‘Non-GAAP Performance Measures’ section of this MD&A.

4.
The calculation of total cash costs per ounce of gold is net of by-product silver revenue.  If the copper revenues were treated as a co-product, average total cash costs at Peak Mines for the year ended December 31, 2011 would be $847 per ounce of gold (2010 - $594) and $2.48 per pound of copper (2010 - $2.05). For the three months ended December 31, 2011, the average total cash costs at Peak Mines would be  $881 per ounce of gold (2010 - $606) and $2.53 per pound of copper (2010 - $2.14).

Annual Operating Results

Production
Peak Mines produced 85,404 ounces of gold and 12.7 million pounds of copper during the year 2011 compared to 95,180 ounces of gold and 15.3 million pounds of copper for the same prior year period. Gold and copper production during 2011 was lower than the prior year due to a combination of lower gold and copper grades and lower recoveries, which primarily impacted the third quarter. Gold and copper sales were higher during 2011 as Peak was able to drawdown its concentrate inventory.

Revenue
Revenue for the year 2011 was  $42.0 million higher than in the same year in 2010 mainly due to higher realized gold prices of $1,591 per ounce compared to $1,257 per ounce and the higher realized copper prices of $3.78 per pound compared to $3.48 per pound in the same prior year period. This compares to the average London Metals Exchange PM gold fix price of $1,568 and $1,225 per ounce for the year 2011 and 2010, respectively. The average London Metals Exchange copper fix price was $4.00 for the year 2011 and  $3.42 for 2010, with the Peak realized price for 2011 being impacted by the timing of third quarter sales being priced at lower than the market average.   Revenue was also impacted by additional copper pounds sold of 15.3 million pounds relative to 14.1 million pounds in the prior year as Peak Mines sold a large portion of its concentrate inventory.

  Management’s Discussion and Analysis - Page | 37

Total cash costs
Total cash costs per ounce of gold sold, net of by-product sales, for the year was $618 compared to $361 in the same period of 2010. The increase in total cash costs when comparing 2011 with 2010 were driven by the appreciation of the Australian dollar during 2011 and the inflationary cost pressures, particularly labour, in the region which were only partially offset by the increase in copper by-product revenue during 2011.

Earnings from mine operations
The higher average realized price, partially offset by increased total cash costs per ounce of gold sold, net of by-product sales and reduced gold sales volume resulted in Peak Mines generating $62.8 million in earnings from operations during 2011 compared to $59.6 million in the same period of the prior year.

Capital expenditures
Capital expenditures totaled  $50.3 million and  $29.1 million for the year ended December 31, 2011 and 2010, respectively.  Capital expenditures in 2011 were primarily associated with mine development, loader and truck purchases and capitalized exploration.

Quarterly Operating Results

Production
Peak Mines produced 22,896 ounces of gold and 3.3 million pounds of copper during the fourth quarter of 2011 compared to 29,581 ounces of gold and 4.2 million pounds of copper in the same prior year period. Gold and copper production in the fourth quarter was lower than the prior year period as a result of lower grade ore being processed. Importantly, both gold and copper recoveries were up during the quarter and consistent with the prior year period after the lower than expected recoveries in the third quarter of 2011.

Revenue
Revenue for the fourth quarter of 2011 was 15% lower than in the same quarter 2010 mainly due to fewer ounces of gold sold, from 27,905 ounces in the fourth quarter of 2010 to 22,611 ounces in the same period in 2011. The impact of the decrease in ounces sold was partly offset by higher realized gold prices of $1,656 per ounce compared to $1,385 per ounce. This compares to the average London Metals Exchange PM gold fix price of $1,680 and $1,368 per ounce for the fourth quarter of 2011 and 2010, respectively. Copper sales were also lower in the fourth quarter of 2011 with  2,917 thousand pounds, compared to 4,709 thousand pounds in the same prior year period. This was further exacerbated by the  lower average realized copper price of $3.56  per pound in the fourth quarter of 2011, compared to $3.89 per pound in the same prior year period. The average London Metals Exchange copper fix price was $3.40 for the fourth quarter of 2011 and $3.92 for the fourth quarter of 2010.

Total cash costs
Total cash costs per ounce of gold sold, net of by-product sales, for the fourth quarter was $726 compared to $312 in the fourth quarter of 2010.  Total cash costs per ounce sold, net of by-product sales, during the fourth quarter of 2011 was higher than the prior year period due to a combination of significantly lower by-product revenue, the appreciation of the Australian dollar, increased labour costs and lower gold production.

  Management’s Discussion and Analysis - Page | 38

Earnings from mine operations
The higher average realized price, offset by increased total cash costs per ounce of gold sold, net of by-product sales and reduced sales volume resulted in Peak Mines generating $15.7 million in earnings from operations during the fourth quarter of 2010 compared to $21.0 million in the same period of the prior year.

Capital expenditures
Capital expenditures totaled $15.1 million and $11.1 million for the three month period ended December 31, 2011 and 2010, respectively. Significant capital expenditure during the fourth quarter of 2011 included the building of a tailing dam lift and Perseverance vent fan upgrade project, as well as routine underground development.

Impact of Foreign Exchange on Operations

Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the U.S. dollar. The value of Australian dollar in the year 2011 averaged 0.97 compared to 1.09 in the year 2010 resulting in a negative impact on cash costs of approximately $138 per gold ounce sold.

The value of Australian dollar in the fourth quarter of 2011 averaged 0.99 compared to 1.01 in the fourth quarter of 2010 resulting in a negative impact on cash costs of approximately $26 per gold ounce sold.

Exploration Project Review

During the fourth quarter of 2011, the Company conducted 13,657 meters of underground exploration and delineation diamond drilling to delineate additional reserves at its Peak Mines operations.  This total includes 5,441 meters drilled in the Perseverance deposit, 5,801 meters drilled in the Jubilee deposit, 767 metres drilled in the New Cobar deposit and 1,648 meters drilled in the Chesney deposit.  Total underground drilling for the year was 48,142 meters in 332 holes.  By year end, Peak’s 2011 exploration activities had more than replaced reserves mined during the year.

Surface exploration during the reporting period included 500 meters of surface drilling to explore for new deposits at Rookery South, 493 meters at Nymagee East, 250 meters at Rookery East and 150 meters at Mafeesh, all within the Peak Gold Mine’s exploration licenses surrounding the mine. Total surface drilling for the year was 9,897 meters in 38 holes.   In addition, the Company’s regional exploration initiative continues with geophysical surveys, geological mapping and geochemical sampling of targets identified within the Cobar mineral field.

The scientific and technical information in the above sections has been prepared under the supervision of Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of the Company.

Outlook

Peak Mines is forecast to produce 90,000 to 100,000 ounces of gold and 12 to 14 million pounds of copper in 2012 at a total cash costs per ounce sold, net of by-product sales, of $640 to $660 per ounce. The anticipated increase in gold production is due to mine sequencing moving to higher grade areas and the continued improvement in recoveries as seen in the fourth quarter. The total cash costs assume a $3.50 per pound copper price and a foreign exchange rate of $1.00 Australian to U.S. dollar. 2012 capital expenditures at Peak Mines are forecast to be approximately $60 million with approximately 50% of this total to be spent on underground development and exploration. The balance of capital expenditures relates to equipment and fleet replacements as well as major components. Through these ongoing underground exploration efforts, during 2011 Peak Mines was able to more than replace the reserves mined during 2011 thus further extending its mine life.

  Management’s Discussion and Analysis - Page | 39

DEVELOPMENT AND EXPLORATION REVIEW

New Afton Project, British Columbia, Canada

New Afton, the Company's most immediate development project achieved many important milestones throughout 2011, particularly in the fourth quarter. The project is on schedule for a June 2012 production start with the ramp-up to commercial production expected to take approximately two months resulting in an August 2012 commercial production start. Commercial production will be defined as a 30 rolling day period at 60% mill capacity. Once in full production, the 11,000 tonne per day underground block cave mine and concentrator is expected to produce an annual estimated average of 85,000 ounces of gold and 75 million pounds of copper at low operating costs.

There was a range of key advances in the fourth quarter and full year 2011.

▪
Underground development advanced a record total of 2,284 metres during the fourth quarter of 2011, compared to an advance of 2,210 metres during the third quarter of the year. The total 2011 advance was 8,240 metres excavated representing 102% of budget.

▪
Cave construction crews constructed and blasted 7 draw bells during the quarter, for a total of 8 draw bells completed in 2011. Cave drilling, blasting, and mucking continue in the undercut and extraction levels.

▪	The underground crushing and conveying system was brought to mechanical completion and into the pre-commissioning phase.

▪	Substantial completion of permanent power distribution underground.

▪	Construction and commissioning of a 60-person permanent underground refuge chamber and lunchroom was completed.

▪	The on-going mill concrete and internal structural steel both made good progress allowing the mechanical, piping and electrical contracts to proceed.

▪	Completion of installation of all major mill equipment with piping and cabling in progress.

▪	All surface buried services including water and sewage treatment fully commissioned.

▪	Production and development ore continues to be stockpiled on the surface near the mill with a total of approximately 300,000 tonnes stockpiled by year-end.

▪	100% hiring of key personnel.

Through the end of January 2012, the team had increased these totals to 12 drawbells and 340,000 tonnes of ore stockpiled. Additionally, the underground conveyor is operational and 100% of key underground equipment is in place.  With drawbells being added at a targeted rate of three to four per month and the underground conveyor system now bringing ore to surface, the ore stockpile is expected to steadily grow to approximately 900,000 tonnes, or the equivalent of three months of production, at the time of the mill start-up in June.

Total project spending at New Afton in 2011 was $291 million, excluding capitalized interest. Of this total, $174 million was spent on underground development and construction including the completion of the underground conveyor, installation of the development crusher, set up of the drawbells and initiation of the caving process. $74 million was spent on surface construction including ongoing construction of the mill building, process equipment, and tailings storage facility and ventilation raises. The remaining $43 million was spent on various items and includes owners costs and indirect construction costs.

Looking forward to 2012, a range of key milestones are scheduled:

  Management’s Discussion and Analysis - Page | 40

▪	March – Completion of mill services and offices.

▪	April – Complete excavation of underground gyratory crusher. SAG and ball mill “dry commissioning” to commence.

▪	June – First ore through the entire mill circuit. 26 drawbells complete.

▪	July – First production run and concentrate shipment.

▪	August – Commercial production.

In the full production period of 2012, New Afton plans to produce 35,000 to 45,000 ounces of gold and 30.0 to 35.0 million pounds of copper, with the sale of pre-commercial production gold and copper being credited back to the initial capital cost.

In 2012, the remaining development capital for New Afton through the start of commercial production in August is forecast to be $150.0 million, excluding capitalized interest. This total includes approximately $56.0 million in underground development and construction, $54.0 million in mill and surface construction and $40.0 million in owners costs and construction indirects. The above breakdown of capital costs includes an estimated $40 million in offsetting revenue from gold and copper sales prior to commercial production which have been netted against the underground development costs. Including the remaining 2012 amount, this would bring New Afton’s total development costs to C$765 million which is within 8% of the latest 2009 technical report capital estimate

An additional benefit of the completion of underground development at New Afton is that it provides greater access for New Gold’s exploration team to continue drilling the C-zone block of mineralization that lies below and to the side of the New Afton reserve block. Thus far, the exploration teams have limited their work as the completion of New Afton has been the company’s priority. New Gold has budgeted $5.0 million for exploration at New Afton in the second half of 2012 to work towards further exploring and delineating the C-zone.

Blackwater, British Columbia, Canada

On June 1, 2011, New Gold completed the acquisition of Richfield and its Blackwater project in central British Columbia.  New Gold added to its property holding with the subsequent acquisitions of Silver Quest and Geo Minerals in December 2011.

On September 19, 2011 New Gold announced the results of an updated mineral resource estimate for Blackwater which increased New Gold’s share of the mineral resource estimate to 5.3 million ounces of indicated gold resources and 1.2 million ounces of inferred gold resources.  The year-end resource update has again increased the mineral resource estimate to 5.4 million ounces of indicated gold resources and 1.9 million ounces of inferred gold resources.

New Gold was very active in the Blackwater area since the acquisition date.  After acquiring the Blackwater project in June of 2011, New Gold has made significant strides in advancing the project through the remainder of the year and into early 2012. The key highlights of the fourth quarter and full year are:

▪	Completed the construction of a 105 person camp at site.

▪	Completed the installation of an all season drill water supply system.

▪	Upgraded 17 kilometer access road.

▪	Continued environmental baseline studies and scoping of key parameters related to the Preliminary Economic Assessment (“PEA”).

▪	Increased the number of drills from four in June to nine at the end of 2011. A tenth drill was added subsequent to year-end.

▪	Completed the first of two exploration participation agreements with local First Nations, with second agreement finalized subsequent to year-end.

▪	Drilling at the Blackwater project during the fourth quarter totaled 24,319 meters in 67 holes. Total drilling for 2011 is 64,897 meters in 184 holes.

  Management’s Discussion and Analysis - Page | 41

Drilling at the Blackwater project during the fourth quarter totaled 24,319 meters in 67 holes.  Total drilling for 2011 (inclusive metres pre-acquisition) is 64,897 meters in 184 holes.  On February 2, 2012, the Company announced an updated mineral resource estimate based on 67,848 meters in 218 holes drilled through November 2011.  The updated resource comprises 5.4 million ounces of indicated gold resources and 1.9 million ounces of inferred gold resources.  2011 drill results that postdate the November resource estimate (21,612 meters, 43 holes) will be incorporated into an updated mineral resource estimate to serve as the basis for the PEA.

Total capital spending at Blackwater, including exploration and infrastructure-related expenditures, from June through the end of 2011 was $45.9 million.

Looking forward to 2012, a range of key activities are planned:

▪	Camp extension to 230 people.

▪	Expansion of core logging facilities.

▪	Establishment of site office in Vanderhoof.

▪	Installation of permanent communication system.

▪	Completion of process trade off study and PEA selection.

▪	Completion of key environmental baseline programs.

▪	Completion of approximately 210,000 metres of drilling.

Key milestones that are scheduled include:

▪	First Quarter – Anticipated receipt of the Multi-Year Area Based Permit which would allow for exploration drilling in the Blackwater project area for multiple years.

▪	Second Quarter – Scheduled announcement of the PEA resource update. This will incorporate drilling through the end of January 2012.

▪	Third Quarter – Targeted completion of the PEA.

▪	Third/Fourth Quarter – Planned submission of the project Description.

El Morro Project, Atacama Region, Chile

The Company’s 30% owned El Morro copper-gold project is located in the Atacama Region, Chile, approximately 80 kilometers east of the city of Vallenar.  The Company acquired its interest in the El Morro project as part of the business combination with Metallica Resources Inc. on June 30, 2008.  The project is a development stage project and was initially managed under a shareholder agreement between the Company’s wholly owned subsidiary Datawave Sciences Inc. (“Datawave”) and Xstrata Copper Chile S.A.  (“Xstrata”), the previous project operator and owner of a 70% interest.  Goldcorp Inc. (“Goldcorp”), through a wholly owned subsidiary, currently owns the 70% interest and is the operator of the project. On March 16, 2011, Chilean authorities approved the Environmental Impact Assessment.

  Management’s Discussion and Analysis - Page | 42

During the fourth quarter, the feasibility study update was completed by Goldcorp and estimates total development capital of $3.9 billion (100% basis).  Under the terms of New Gold’s agreement with Goldcorp, Goldcorp is responsible for funding New Gold’s 30% share of capital costs, or approximately $1.2 billion.  New Gold’s 30% of project spending, excluding interest, for the three months and year ended December 31, 2011 was $4.5 million and $21.3 million, respectively.  Under an agreement with Goldcorp, they have agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production.  These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production.  New Gold has had no cash outlay in 2011.  As at December 31, 2010 the interest rate on the Company’s share of the capital funded by Goldcorp was locked in at 4.58% (and is compounded monthly). As at December 31, 2011, New Gold has drawn down $30.2 million pursuant to this agreement.

In early January of 2012, Goldcorp’s Board officially approved commencement of construction of El Morro. While some of the more significant construction is targeted to commence later in 2012, pre-construction activities have started including mobilization of the road construction contractor. In addition, the current focus is on completion of detailed engineering, negotiation of power contracts and drilling.

On January 7, 2010, Datawave provided notice to Xstrata of the exercise of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro project for $463.0 million. Datawave held a right of first refusal over Xstrata’s 70% interest, which came into effect when an agreement between Barrick Gold Corporation (“Barrick”) and Xstrata was announced October 12, 2009. A subsidiary of Goldcorp loaned $463.0 million to a Datawave subsidiary to fund the exercise of the right of first refusal.  After acquisition of Xstrata’s 70% interest by the Datawave subsidiary, Datawave sold that subsidiary to a subsidiary of Goldcorp.  Concurrent with this sale, Datawave received a $50.0 million payment and the parties amended the terms of the existing shareholders’ agreement. Under the revised shareholders agreement, Goldcorp (through its subsidiary) agreed to fund 100% of Datawave’s share of the development and construction capital for the El Morro project.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp, and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro project. New Gold believes the claim is without merit and is defending this action using all available legal avenues. The closing arguments related to the litigation are now complete and it is anticipated that a decision will be rendered by the end of the second quarter of 2012.

  Management’s Discussion and Analysis - Page | 43

MINERAL RESERVES AND RESOURCES UPDATE

New Gold’s production profile is underpinned by the Company’s mineral reserve and resource base combined with its strong record of organic growth through focused exploration and accretive growth through strategic acquisitions.   During 2011, through the acquisitions of Blackwater and Capoose and with another year of successful reserve replacement at the Peak Mines, New Gold increased its Measured and Indicated Resources to 18.8 million ounces from 13.1 million ounces at December 31, 2010. This increase was accompanied by a 54% increase to Inferred Resources. These changes are especially significant when compared against the overall 8% decrease in Proven and Probable Reserves from 2011 mine production.

Beyond the significant resource increase seen at Blackwater since the project was first acquired in June of 2011, the Company was also successful in its continued exploration efforts at the Peak Mines operation. Peak’s Proven and Probable gold Reserves increased by 126,000 ounces when compared to the end of 2010, despite mining approximately 100,000 ounces during 2011. Importantly, Peak’s total gold resources remained largely consistent year-over-year and continue to support over 8 years of mine life at current production rates. At Mesquite and Cerro San Pedro, no significant exploration drilling was completed on the open pit resources during 2011, however, at Cerro San Pedro, the exploration teams continued to evaluate the underground manto sulphide resource. New Afton’s mineral resource remained largely unchanged as the Company maintained its focus on meeting its construction goals during the year, New Gold’s partner at El Morro, Goldcorp, updated the mineral reserves and resources which saw further increases in both the gold and copper mineral resources.

  Management’s Discussion and Analysis - Page | 45

(1)
Proven and Probable Reserves and Measured, Indicated and Inferred Resources are calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown of Reserves and Resources by category and additional information relating to Reserves and Resources and related key assumptions and parameters, see our Mineral Reserve and Resource Statement in our news release New Gold Announces Record Gold Production in 2011, 25% Increase in Gold Resources per Share and 2012 Guidance with Production Growth at Lower Costs, filed on and dated February 2, 2012 on www.sedar.com. The scientific and technical information in this MD&A has been prepared under the supervision of Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of the Company.

  Management’s Discussion and Analysis - Page | 45

FINANCIAL CONDITION REVIEW

BALANCE SHEET REVIEW

Assets

At December 31, 2011, New Gold held cash and cash equivalents of $309.4 million. This compares to $490.8  million held at December 31, 2010.  As at December 31, 2011, $73.9 million of the cash was held in Canadian dollars. Of the Company’s holdings, $70.0 million is held in Canadian federal and provincial treasury bills, and $239.4 million in cash and near cash instruments including bank deposits, term deposits and guaranteed investment certificates.

Gold hedge contracts

Under the terms of the term loan facility entered into by Western Mesquite Mines Inc. (“WMMI”), as a condition precedent to drawdown of the loan, WMMI entered into a gold hedging program required by the banking syndicate. As such, at the time of the agreement, the Company had executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. New Gold assumed the liability upon acquisition of Western Goldfields Inc. on May 27, 2009. As at December 31, 2011, the remaining gold contracts represent a commitment of 5,500 ounces per month for 36 months with the last commitment deliverable in December 2014 for a total of 198,000 ounces.

The Company’s gold hedge contracts did not initially meet the criterion in IAS 39 and therefore were not designated as cash flow hedges. Accordingly, the period-end mark to market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on gold forward sales contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s gold hedging contracts met the requirements for cash flow hedges under IAS 39. Prospective hedge effectiveness is assessed on these hedges using the hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period with changes in the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in Other Comprehensive Income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

On December 16, 2010, a portion of the gold hedges with two counterparties who had previously been lenders in the Mesquite project financing was moved to one of the new banks included in the Company’s revolving credit facility.  This resulted in a de-designation and subsequent immediate re-designation of the hedge position.  On re-designation, the Company continued to meet the criteria for hedge accounting under IAS 39 in accounting for its gold hedge.  As such, the Company continues to account for the hedges in the same manner as it did prior to the change.

The remaining contracts were marked to market as at December 31, 2011 using the December 31, 2011 gold forward curve, resulting in a cumulative unrealized pre-tax loss of  $141.6 million that has been disclosed as a liability and a pre-tax adjustment of $9.6 and  $23.2 million to other comprehensive income for the year and quarter ended December 31, 2011, respectively.

  Management’s Discussion and Analysis - Page | 46

Long-Term Debt

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At December 31, 2011, the Company had  $251.7 million in long-term debt compared to $241.1 at September 30, 2011 and  $229.9 million at December 31, 2010.

Long-term debt obligations are comprised primarily of senior secured notes and subordinated convertible debentures. The senior secured notes (“Notes”), which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At December 31, 2011 the face value of the Notes totalled $183.9 million (Cdn$187.0 million) and the carrying amount totaled $176.6 million. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Once the New Afton project is in commercial production, the Company will be obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the note holders. The Company also has the option to prepay the Notes at a price ranging from 120% to 100% of face value (decreasing rates based on the length of time the Notes are outstanding). At December 31, 2011 the redemption price was 105% and is scheduled to decrease to 104% on June 28, 2012. These Notes are secured by the New Afton project assets. Capitalized interest relating to the Notes was $19.7 million and  $20.1 million for the years ended December 31, 2011 and 2010, respectively. For the quarters ended December 31, 2011 and 2010, capitalized interest was of $5.2 million and  $5.6 million, respectively.

The Company has 55,000 subordinated convertible debentures (“Debentures”) that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. At December 31, 2011, the aggregate principal of the Debentures was  $54.1 million (Cdn$55.0 million). The Debentures are accounted for as compound financial instruments comprised of a liability and a derivative liability for the conversion option. At December 31, 2011, the carrying amount of the liability of $44.9 million will be accreted to the face value of the Debentures over their term to maturity. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Capitalized interest relating to the Debentures was  $5.9 million and $5.8 million for the years ended December 31, 2011 and 2010, respectively. For the quarters ended December 31, 2011 and 2010, capitalized interest was of $1.6 million and  $1.6 million, respectively.

On December 14, 2010, the Company entered into an agreement for a $150 million revolving credit facility (the Facility) with a syndicate of banks.  The amount of the Facility will be reduced by $50 million if the Cerro San Pedro Mine is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute.  However, the full $50 million of credit will be reinstated if operations at the Cerro San Pedro Mine resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period.   The purpose of the Facility is for general corporate purposes, including acquisitions.  The Facility, which is secured on the Company’s material assets (excluding the New Afton and El Morro project assets) and a pledge of certain subsidiary shares, has a term of three years with annual extensions permitted.  The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The credit agreement makes allowances to ensure that there shall not be a breach of any financial covenants solely from the change in the opening balance sheet balances as restated from CGAAP to IFRS. Significant financial covenants are as follows:

Financial covenant
Minimum tangible net worth	$1.38 billion + 25% of positive quarterly net income
Minimum interest coverage ratio (EBITDA to interest)	>4.0:1.0
Maximum leverage ratio (debt to EBITDA)	<3.0:1.0

  Management’s Discussion and Analysis - Page | 47

The Company was in compliance with these covenants at December 31, 2011.

The interest margin on drawings under the Facility ranges from 2.00% to 4.25% over LIBOR, the Prime Rate or the Base Rate. For the first three quarters following the execution of the credit agreement fixed interest margins were applicable and depended on the currency and type of credit selected by the Company. From October 1st, 2011 the interest margins are based on the Company’s debt to EBITDA ratio (the Debentures are not considered debt for covenant purposes). Based on the Prime Rate, the interest rate at December 31, 2011 would have been 5.0% if any funds had been drawn. The standby fee on undrawn amounts under the Facility was 0.875% through the first three full quarters following execution of the credit agreement and 0.75% during the fourth quarter of 2011, from which time the fee was based on the Company’s debt to EBITDA ratio. The standby fee can range from 0.75% to 1.06% and is currently 0.75% based on the Company’s debt to EBITDA ratio at December 31, 2011.

To the date of this MD&A, the Company has not drawn any funds under the Facility; however the Facility has been used to issue an A$10.2 million letter of credit related to Peak Mines’ reclamation obligation to the New South Wales government in Australia, an C$8.0 million letter of credit related to the New Afton reclamation obligation to the British Columbia government in Canada (resulting in the release to the Company by the British Columbia government of C$8.0 million in cash on deposit with a major Canadian bank), a C$0.25 million letter of credit related to the Blackwater project reclamation obligation to the British Columbia government, a C$1.0 million letter of credit issued to Kinder Morgan Container Terminals and the previously issued C$9.5 million letter of credit provided to B.C. Hydro for support of power and transmission construction work has been brought under the Facility.  At December 31, 2011, approximately $122.0 million of the Facility remains unused.

New Gold’s wholly-owned subsidiary Western Goldfields Inc. had a $105.0 million term loan facility with a syndicate of banks under which $86.3 million was borrowed in connection with the development of the Mesquite Mine. The remaining loan balance of $27.2 million was fully repaid on February 26, 2010 which allowed the Company the flexibility to monetize the remaining hedges outstanding at its discretion. The gold hedge extends to the end of 2014 and the related security and covenants were released by the syndicate of banks on December 14, 2010 when New Gold entered in to the new revolving credit facility.  The gold hedge is now secured under the Facility and shares in security, on a pari passu basis, with the new lenders.  One of the banks under the Facility replaced two of the original banking institutions as the hedge counterparty for a portion of the overall hedge under the same terms.  The hedge will remain in place until the hedge is monetized or delivered over this period at 5,500 ounces per month at $801 per ounce.

Deferred Income and Mining Taxes

The net deferred income tax liability  decreased from  $169.1 million on December 31, 2010 to  $138.0 million on December 31, 2011 (September 30, 2011 - $115.0 million).

The current income tax liability decreased from $31.4 million on December 31, 2010 to $20.5 million on December 31, 2011.

Reclamation and Closure Cost Obligations

Reclamation and closure cost obligations are asset retirement obligations that arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

  Management’s Discussion and Analysis - Page | 48

The Company’s asset retirement obligations consist of reclamation and closure costs for the Mesquite Mine, Cerro San Pedro Mine, Peak Mines, the New Afton development project and the Blackwater exploration project. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term portion of the liability at December 31, 2011 is $50.7 million compared to $34.2 million at December 31, 2010.  The increase in the liability is due to changes in estimated cash flows related to reclamation activities, amortization or unwinding of the discount, and revisions to the discount and foreign currency rates used in the valuation of the obligations.

LIQUIDITY AND CASH FLOW

As at December 31, 2011, the Company had cash and cash equivalents held by continuing operations of $309.4 million compared to $490.8 million at December 31, 2010. These balances exclude reclamation deposits for the Mesquite Mine, Cerro San Pedro Mine, and Blackwater project of $10.0 million at December 31, 2011, which is included in Reclamation deposits and other assets on the balance sheet. The change in cash in the year ended December 31, 2011 was attributed to the following key items:

▪
Strong cash flows from gold sales at the Company’s Mesquite, Peak Mines and Cerro San Pedro operating mines which benefited from prevailing average market gold and silver prices of $1,568 and $35.10 per ounce respectively during the year;

▪	Project spending at the New Afton project for the year ended December 31, 2011 of $290.6 million;

The Company’s cash and cash equivalents are either held in cash or invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of investment. The surplus corporate funds are only invested with approved government or bank counterparties.

As at December 31, 2011, the Company had working capital of $238.0 million. In the opinion of Management, the working capital at December 31, 2011, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. However, taking into consideration volatile equity markets, global uncertainty in the capital markets and cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations. Based on our current cash balance and expected incremental cash flow, it is expected that the Company’s existing cash will be sufficient to fully fund the construction of the New Afton, El Morro and Blackwater projects. However, this could change if any further acquisitions or external growth opportunities are realized.

During the year ended December 31, 2011, the Company had positive net cash generated from continuing operations of $229.5 million and invested a total of $413.6 million in mining interests, including $18.5 million at the Mesquite Mine, $7.4 million at the Cerro San Pedro Mine, $50.3 million at the Peak Mines, $290.6 million at the New Afton project, $45.9 million at the Blackwater project and the remainder on other projects.

  Management’s Discussion and Analysis - Page | 49

Liquidity and Capital Resources Outlook

The Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper.  Copper will become increasingly important when the New Afton and El Morro projects are completed, which is expected in 2012 for New Afton and 2017 for El Morro. In addition to these internal growth opportunities, the Company has other prospective properties which include, but are not limited to, the Cerro San Pedro Mine Sulphides, and Rio Figueroa in Chile. Internal growth will focus on the New Afton, El Morro and Blackwater projects; however there are other potential development properties that may become high priorities as further exploration and assessment is completed. In order to supplement this internal growth the Company may consider expansion opportunities through mergers and acquisitions.

Based on the Company’s current cash balance it is expected that existing cash will be sufficient to fully fund the construction of the New Afton project. In addition, New Gold is not required to fund any of the development capital for the El Morro project, as under the agreement with Goldcorp the Company’s 30% share is fully funded and both principal and interest will be repaid solely from future cash generated from New Gold’s share of the El Morro project’s distributable cash flows.  As at December 31, 2011 the interest rate on New Gold’s share of the capital funded by Goldcorp has been locked in at 4.58% as per the Company’s funding agreement with Goldcorp.

At the end of the year the Company had significant cash and cash equivalents balance of $309.4 million.  Management believes the Company will not need external financing to complete its major development projects and will continue to seek opportunities to effectively utilize its cash funds.

The Company expects it will not need external financing to repay its remaining debt in 2014 and 2017 and the El Morro carried funding loan with Goldcorp will be repaid directly out of the Company’s share of cash flows from El Morro. These statements are based on the current financial position of the Company and prevailing strength of commodity prices and are subject to change if any acquisitions or external growth opportunities are realized.

COMMITMENTS

The Company has entered into a number of contractual commitments related to purchases of equipment with long lead times or critical pieces of mining equipment related to the New Afton project.  At December 31, 2011, these commitments totaled $127.7 million and are expected to be paid over the next 12 months.

In addition to the above, the Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment at its operating mines.  At December 31, 2011, these commitments totaled $7.8 million and are expected to be paid over the next 12 months.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded.  When a contingent loss is not probable but if reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed.  Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

  Management’s Discussion and Analysis - Page | 50

El Morro Transaction

On January 13, 2010, New Gold Inc. received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro project. New Gold believes the claim is without merit and is defending this action using all available legal avenues. No amounts have been accrued for any potential loss under this claim.

Cerro San Pedro Mine

New Gold owns 100% of the Cerro San Pedro Mine through the Mexican company, Minera San Xavier S.A. de C.V. (“MSX”).

 The Cerro San Pedro Mine has a history of on-going legal challenges related primarily to a land use dispute. In September 2009, a Federal Court of Fiscal and Administrative Justice ordered SEMARNAT, the Mexican environmental regulatory agency, to nullify the authorization of MSX’s 2006 Environmental Impact Statement (“EIS”) for the Cerro San Pedro mine. This decision was appealed at several levels and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of the Company’s position against the nullification of the EIS. In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan (“Plan”), after public consultation. The Plan clearly designates the area of the Cerro San Pedro Mine for mining, resolving any ambiguity regarding land use in that area. On August 5, 2011 a new EIS was granted for the Cerro San Pedro Mine. The 2011 EIS contains a number of conditions with which the Company must comply and the work to fulfill these conditions is in progress. MSX’s land usage permit and its other operating permits remain in effect.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation of the Cerro San Pedro Mine.

CONTRACTUAL OBLIGATIONS

The following is a summary of the Company’s payments due under contractual obligations:

CONTRACTUAL OBLIGATIONS
(in thousands of US dollars)

	Payments due by period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
Long-term debt	-	54,082	-	183,877	237,959
Interest payable on long-term debt	21,092	40,806	36,775	9,194	107,867
Operating leases and other commitments	150,506	14,697	14,639	14,613	194,455
Asset retirement obligations	4,406	3,299	6,248	57,241	71,194
Total contractual obligations	176,004	112,884	57,662	264,925	611,475

  Management’s Discussion and Analysis - Page | 51

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of senior secured notes and subordinated convertible debentures. The Notes, which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At December 31, 2011, the face value of the Notes totaled $183.9 million (Cdn$187.0 million) with remaining interest payable totaling $101.1 million (Cdn$102.9 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Once the New Afton project is in commercial production, the Company is obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the noteholders. The Company also has the option to prepay the Notes at a price ranging from 120% to 100% of face value (decreasing rates based on the length of time the Notes are outstanding). These Notes are secured on the New Afton project assets and do not have recourse to other assets of New Gold.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014. At December 31, 2011, the aggregate principal of the subordinated convertible debentures was $54.1 million (Cdn$55.0 million) with remaining interest payable totaling $6.7 million (Cdn$6.8 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

RELATED PARTY TRANSACTIONS

The Company did not enter into any related party transactions during the year ended December 31, 2011.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENTS

The Company had no subsequent events as of date of this MD&A.

OUTSTANDING SHARES

As at February 29, 2012, there were 461,396,498 common shares of the Company outstanding.  The Company had 10,258,381 stock options outstanding under its share option plan, exercisable for 10,258,381 common shares.  In addition, the Company had 319,594,644 common share purchase warrants outstanding exercisable for 57,414,146 common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

TOTAL CASH COSTS PER GOLD OUNCE

“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

  Management’s Discussion and Analysis - Page | 52

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash costs on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash cost is then divided by gold ounces sold to arrive at the total cash cost per ounce sold. The calculation of total cash cost per ounce of gold for the Cerro San Pedro Mine and Peak Mines is net of by-product silver and copper sales revenue, respectively.

Total cash costs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

The 2010 comparative has been adjusted to be consistent with the 2011 calculation methodology which capitalizes significant property, plant and equipment components as defined by IFRS.

TOTAL CASH COSTS PER OUNCE RECONCILIATION
(in thousands of US dollars, except where per ounce amounts)

For the three months ended December 31			For the years ended December 31
	2011	2010	2011	2010
Operating expenses from continuing operations	78,569	79,840	303,778	247,773
Operating expenses from discontinued operations	-	-	-	-
Treatment and refining charges on concentrate sales	1,855	2,708	8,981	7,477
By-product copper and silver sales	(25,184)	(38,097)	(132,644)	(97,273)
Non-cash adjustments	(196)	(4,332)	(5,464)	(3,533)
Total cash costs	55,044	40,119	174,651	154,444
Ounces of gold sold	99,612	116,964	391,890	369,077
Total cash costs per ounce of gold sold	553	343	446	418

ADJUSTED NET EARNINGS AND ADJUSTED NET EARNINGS PER SHARE

“Adjusted net earnings” and “adjusted net earnings per share” are financial measures with no standard meaning under IFRS which excludes the following from net earnings:

▪	Impairment losses;

▪	Fair value changes of embedded derivative in Senior secured notes;

▪	Gains (loss) on Fair Value Through Profit and Loss financial assets;

▪	Ineffectiveness of hedging instruments;

▪	Fair value changes of non-hedged derivatives such as share purchase warrants and the prepayment option on our convertible debt;

▪	Fair value changes of asset backed commercial paper;

▪	Gains (losses) on foreign exchange; and

▪	Other non- recurring items.

  Management’s Discussion and Analysis - Page | 53

Net earnings has been adjusted and tax affected for the group of costs in “Other gains (losses)” on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations.  As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net earnings from continuing operations, the reversal of tax on an adjusted basis is also minimal.   The prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and FVTPL financial asset gains/losses. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by the mining industry analysts and other mining companies.

Adjusted net earnings are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of net earning to adjusted net earnings is below.

ADJUSTED NET EARNINGS RECONCILIATION
(in thousands of US dollars, except per share amounts)

For the three months ended December 31			For the years ended December 31
	2011	2010	2011	2010
Net earnings before taxes	57,127	29,060	258,386	75,356
Impairment of exploration assets	-	15,728	-	15,728
Fair value of embedded derivative in senior notes	(598)	3,889	(11,118)	(7,679)
Gain on FVTPL financial assets	-	(41,820)	(1,349)	(48,838)
Ineffectiveness on hedging instruments	2,444	-	6,611	-
Fair value change of non-hedged derivatives	(10,548)	63,444	18,347	113,336
(Gain) Loss on foreign exchange	12,907	486	(7,122)	9,675
Other	53	1,301	2,485	3,767
Adjusted net earnings before tax	61,385	72,088	266,240	161,345
Income tax expense	(22,129)	(3,503)	(79,358)	(18,009)
Tax adjustments	2,943	(11,574)	900	(27,613)
Adjusted tax	(19,186)	(15,077)	(78,458)	(45,622)
Adjusted net earnings	42,199	57,011	187,782	115,723
Adjusted EPS	0.09	0.15	0.44	0.30
Adjusted effective tax rate	31%	21%	29%	28%

  Management’s Discussion and Analysis - Page | 54

AVERAGE REALIZED PRICE AND AVERAGE REALIZED MARGIN

“Average realized price” and “average realized margin per ounce of gold sold” are financial measures with no standard meaning under IFRS. Management uses these measures to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price:

▪	excludes from revenues unrealized gains and losses on non-hedge derivative contracts; and,

▪	includes revenues from the Amapari Mine which has been presented as a discontinued operation.

Average realized margin represents average realized price per ounce less total cash costs per ounce.

Average realized price and average realized margin are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

OPERATING MARGIN

“Operating margin” is a financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as revenues less operating expenses, and therefore does not include depreciation and depletion.

Operating margin is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

  Management’s Discussion and Analysis - Page | 55

ENTERPRISE RISK MANAGEMENT

Readers of this Management’s Discussion and Analysis should give careful consideration to the information included or incorporated by reference in this document and the Company’s audited consolidated financial statements and related notes.  Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation.  For details of risk factors, please refer to the 2011 year-end audited consolidated financial statements and our latest Annual Information Form filed on SEDAR at www.sedar.com.

GENERAL RISKS

Environmental Risk

The Company is and will be subject to environmental regulation in Australia, Mexico and the United States where it operates, as well in Canada and Chile where it has development properties.  In addition the Company will be subject to environmental regulation in any other jurisdictions in which the Company may operate or have development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

 Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or development properties. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure by the Company to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mining operations or its exploration or development of mineral properties and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

  Management’s Discussion and Analysis - Page | 56

FINANCIAL RISK MANAGEMENT

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer also to Note 3 to our consolidated financial statements for the year ended December 31, 2011.

					As at December 31, 2011
	Loans and	Designated		Financial
	receivables	as Fair value	Available	liabilities at
	at amortized	through	for sale at	amortized
(in thousands of US dollars)	cost	profit/loss	fair value	cost	Total
Financial Assets
Cash and cash equivalents	309,406	-	-	-	309,406
Trade and other receivables	37,572	-	-	-	37,572
Investments	-	-	1,823	-	1,823
Prepayment option	-	18,797	-	-	18,797
Reclamation deposits	10,004	-	-	-	10,004
Financial Liabilities
Trade and other payables	-	-	-	100,437	100,437
Long-term debt	-	-	-	251,664	251,664
Gold contracts	-	141,591	-	-	141,591
Warrants	-	143,627	-	-	143,627
Conversion option	-	23,957	-	-	23,957
Share award units	-	5,334	-	-	5,334

				As at December 31, 2010
	Loans and	Designated	Financial
	receivables	as Fair value	Liabilities at
	at amortized	through	amortized
(in thousands of US dollars)	cost	profit/loss	cost	Total
Financial Assets
Cash and cash equivalents	490,754	-	-	490,754
Trade and other receivables	11,929	-	-	11,929
Prepayment option	-	7,679	-	7,679
Investments	-	7,533	-	7,533
Reclamation deposits	17,955	-	-	17,955
Financial Liabilities
Trade and other payables	-	-	69,245	69,245
Long-term debt	-	-	229,884	229,884
Gold contracts	-	153,375	-	153,375
Warrants	-	125,936	-	125,936
Conversion option	-	29,429	-	29,429
Share award units	-	3,295	-	3,295

  Management’s Discussion and Analysis - Page | 57

				As at January 1, 2010
	Loans and	Designated	Financial
	receivables	as Fair value	Liabilities at
	at amortized	through	amortized
(in thousands of US dollars)	cost	profit/loss	cost	Total
Financial Assets
Cash and cash equivalents	271,526	-	-	271,526
Trade and other receivables	10,345	-	-	10,345
Investments	-	45,890	-	45,890
Reclamation deposits	16,047	-	-	16,047
Financial Liabilities
Trade and other payables	-	-	37,999	37,999
Long-term debt	-	-	225,456	225,456
Gold contracts	-	95,986	-	95,986
Warrants	-	29,841	-	29,841
Conversion option	-	7,701	-	7,701
Share award units	-	99	-	99

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, market risk and other price risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.  The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables.  Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents.  To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company sells its gold exclusively to large international organizations with strong credit ratings.  The Company’s revenue is comprised of gold sales to primarily four customers, as outlined in Note 18 of our audited consolidated financial statements for the year ended December 31, 2011.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2011 is not considered to be high.

 The Company’s maximum exposure to credit risk at December 31 is as follows:

	As at December 31
(in thousands of US dollars)	2011	2010	2009
Cash and cash equivalents	309,406	490,754	271,526
Trade receivables	37,572	11,929	10,345
Reclamation deposits and other	14,912	23,616	17,646
Total financial instruments subject to credit risk	361,890	526,299	299,517

  Management’s Discussion and Analysis - Page | 58

The aging of accounts receivable at December 31 was as follows:

						December 31	December 31	January 1
	0-30	31-60	61-90	91-120	Over	2011	2010	2010
(in thousands of US dollars)	days	days	days	days	120 days	Total	Total	Total
Mesquite Mine	360	-	-	-	-	360	442	273
Cerro San Pedro Mine	3,756	(48)	267	(59)	787	4,703	3,798	5,348
Peak Mine	2,464	1,883	-	1,228	25	5,600	3,176	3,922
New Afton	10,107	-	-	6,071	-	16,178	3,581	632
Blackwater	6,831	-	-	-	-	6,831	-	-
Corporate	3,900	-	-	-	-	3,900	932	170
Total trade receivables	27,418	1,835	267	7,240	812	37,572	11,929	10,345

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions.  Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 19 of our audited consolidated financial statements for the year ended December 31, 2011.

The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”), in respect of the operations and closure liabilities of the Mesquite Mine.  At December 31, 2011, the Company had $8.9 million in the account. In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating.  The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners.  As a result of Federal and State laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk.  During 2009, AIG worked through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury.  The U.S. Department of the Treasury has a majority stake in the equity of AIG, which owns Chartis. Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company and in December 2010 announced that they had signed a definitive recapitalization agreement with the government in the U.S.

The Company sells all of its copper concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows, however there are alternative customers in the market.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

Sales to individual customers exceeding 10% of annual sales for the years ended December 31, 2011 and 2010 are presented in Note 18 of our audited consolidated financial statements for the year ended December 31, 2011.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 19 of our audited consolidated financial statements for the year ended December 31, 2011.

  Management’s Discussion and Analysis - Page | 59

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated statements of financial position.

	Payments due by period				December 31	December 31	January 1
	Less than			After	2011	2010	2010
(in thousands of US dollars)	1 year	1-3 years	4-5 years	5 years	Total	Total	Total
Trade and other payables	100,437	-	-	-	100,437	69,245	37,999
Long-term debt	-	-	54,082	183,877	237,959	243,307	258,467
Interest payable on long-term debt	21,092	40,806	36,775	9,194	107,867	131,857	147,352
Gold contracts	49,184	92,407	-	-	141,591	153,375	95,986
Total contractual debt commitments	170,713	133,213	90,857	193,071	587,854	597,784	539,804

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

Currency Risk

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i.	Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii.	Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

			As at December 31, 2011
(in thousands of US dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	75,342	20,794	2,349	8
Trade and other receivables	26,957	1,226	4,675	-
Prepayment option	18,797	-	-	-
Trade and other payables	(46,482)	(22,306)	(33,862)	-
Reclamation and closure cost obligations	(8,634)	(17,080)	(15,820)	-
Warrants	(143,627)	-	-	-
Conversion option on convertible debt	(23,957)	-	-	-
Share award units	(5,334)	-	-	-
Long-term debt	(221,483)	-	-	-
Gross balance exposure	(328,421)	(17,366)	(42,658)	8

  Management’s Discussion and Analysis - Page | 60

			As at December 31, 2010
(in thousands of US dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	331,948	41,254	5,224	11
Investments	7,533	-	-	-
Trade and other receivables	4,556	3,176	3,063	39
Reclamation deposit	8,043	-	-	-
Prepayment option	7,679	-	-	-
Trade and other payables	(24,458)	(24,415)	(34,003)	-
Reclamation and closure cost obligations	(3,655)	(13,618)	(8,421)	-
Warrants	(125,936)	-	-	-
Conversion option on convertible debt	(29,429)	-	-	-
Share award units	(3,294)	-	-	-
Long-term debt	(221,832)	-	-	-
Gross balance exposure	(48,845)	6,397	(34,137)	50

			As at January 1, 2010
(in thousands of US dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	165,147	32,008	2,670	18
Investments	45,890	-	-	-
Trade and other receivables	549	3,922	5,674	(94)
Reclamation deposit	6,211	-	-	-
Trade and other payables	(6,529)	(11,566)	(8,806)	-
Reclamation and closure cost obligations	(1,849)	(8,330)	(4,314)	-
Warrants	(29,841)	-	-	-
Conversion option on convertible debt	(7,701)	-	-	-
Share award units	(99)	-	-	-
Long-term debt	(206,653)	-	-	-
Gross balance exposure	(34,875)	16,034	(4,776)	(76)

iii.	Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars.  Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results.  Some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	December 31	December 31	January 1
(in thousands of US dollars)	2011	2010	2010
Canadian dollar	(32,842)	(4,885)	(3,488)
Australian dollar	(1,737)	640	1,603
Mexican peso	(4,266)	(3,414)	(478)
Chilean peso	1	5	(8)
Total translation risk exposure	(38,844)	(7,654)	(2,371)

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed; therefore, there is no exposure to changes in market interest rates. The revolving credit facility interest is variable, however the facility is undrawn at December 31, 2011.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents.  The short-term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate.  A 1.0% change in the interest rate would result in an annual difference of approximately $3.0 million in interest earned by the Company.  The Company has not entered into any derivative contracts to manage this risk.  Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

  Management’s Discussion and Analysis - Page | 61

Price Risk

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper.  World gold prices have historically fluctuated widely and are affected by numerous factors beyond our control, including:

▪	the strength of the U.S. economy and the economies of other industrialized and developing nations;

▪	global or regional political or economic crises;

▪	the relative strength of the U.S. dollar and other currencies;

▪	expectations with respect to the rate of inflation;

▪	interest rates;

▪	purchases and sales of gold by central banks and other holders;

▪	demand for jewelry containing gold; and

▪	investment activity, including speculation, in gold as a commodity.

The Company acquired gold contracts which mitigate the effects of price changes.  The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009 as described in Note 13 (a) of the notes to the financial statements.   At December 31, 2011 the Company had remaining gold forward sales contracts for 198,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 36 months.

During the year, the Company’s revenues and cash flows were impacted by copper prices in the range of $3.08 and $4.60 per pound.  There is a time lag between the time of shipment for copper and final pricing and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As of December 31, 2011, working capital includes unpriced copper concentrate receivables totaling 1.0 million pounds. A $0.10 change in copper price would have an impact of $0.1 million on the Company’s working capital position.

 The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products.  The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control.    The company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share.  The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting.  The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting.  The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

  Management’s Discussion and Analysis - Page | 62

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

	Year ended December 31
	2011	2011	2010	2010
(in thousands of US dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	57,228	28,400	44,076	33,201
Silver price	5,794	-	4,889	-
Copper price	7,058	-	4,588	-
Fuel price	4,927	-	3,624	-
Warrants	14,363	-	12,594	-
Conversion option on convertible debt	4,414	-	4,464	-
Share award units	470	-	329	-
Total price risk exposure	94,254	28,400	74,564	33,201

  Management’s Discussion and Analysis - Page | 63

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current market conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. The following have been identified as critical accounting policies and estimates and a change in these policies or estimates could materially impact the consolidated financial statements. The Company’s complete accounting policies are described in Note 2 to the consolidated annual financial statements for the year ended December 31, 2011.

Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.

The recovery of gold and silver from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold  and silver on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type). Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The recovery of gold and silver from the leach pad is not known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

Work-in-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining, selling, shipping costs and associated royalties.

Supplies are valued at the lower of average cost and net realizable value.

Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to advanced exploration arising from property acquisitions. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life.

  Management’s Discussion and Analysis - Page | 64

Mining properties
The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgment and estimates.

The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above.  At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons. The estimation of recoverable reserves will be impacted by forecast commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in the reserve or resource estimates may impact the carrying value of assets and depreciation and impairment charges recorded in the income statement.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depletion rates are determined based on the estimate recoverable proven and probable mineral reserves at the mine.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically recoverable the capitalized costs are written off.

Exploration and evaluation
Exploration and evaluation costs are expensed until the probability that future economic benefits will flow to the entity and the asset cost or value can be measured reliably. Management uses the following criteria to determine the economic recoverability and probability of future economic benefits:

▪	The Company controls access to the benefit;

▪	Internal project economics are beneficial to the Company;

▪	The project is technically feasible; and

▪	Costs can be reliably measured.

Further development expenditures are capitalized to the property.

  Management’s Discussion and Analysis - Page | 65

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Property, plant and equipment
Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment.

Depreciation rates of major categories of asset costs
Mining assets are depleted using a unit-of-production method based on the estimated economically recoverable reserves to which they relate.

Plant and equipment is depreciated using the straight-line method over their estimated useful lives, or the remaining life of the mine if shorter.

Average life
Building	15-50
Plant and machinery	3-20
Office equipment	5-10
Vehicles	5-7
Computer equipment	3-5

 Capitalized borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period, to a maximum of actual borrowing costs incurred. Capitalization of interest is suspended during extended periods in which active development is interrupted.

Commencement of commercial production
There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

▪	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

▪	The completion of a reasonable period of testing of the mine plant and equipment;

▪	The mine or mill has reached a pre-determined percentage of design capacity; and

▪	The ability to sustain ongoing production of ore.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

  Management’s Discussion and Analysis - Page | 66

Derecognition
Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are recognized in net earnings.

Impairment of non-financial assets

The Company reviews and evaluates its mining interests for indicators of impairment at the end of each reporting period. Impairment assessments are conducted at the level of cash-generating units (“CGUs”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, with each operating mine, development and exploration project representing a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount.

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value in use. In determining the recoverable amounts of the Company’s mine sites, the Company uses the fair value less costs to sell as this will generally be greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs to sell is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future cash flows, the Company uses an after-tax discount rate that would approximate what market participants would assign. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred tax balances. Impairment losses are recognized as other operating expenses in the period they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative book values of these assets at the date of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversals of impairment losses are recognized in net earnings in the period the reversals occur.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years.

Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations or changes to market inputs to the decommissioning model.

  Management’s Discussion and Analysis - Page | 67

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate and estimates of future cash flows are adjusted to reflect risk.

Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized in finance costs, whereas increases and decreases due to changes in the estimated future cash flows are capitalized and depreciated over the life of the related asset unless the amount deducted from the cost exceeds the carrying value of the asset, in which case the excess is recorded in net earnings. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded in net earnings.

Income taxes

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current Tax
The tax currently payable is based on taxable earnings for the year. Taxable earnings differs from earnings before taxes due to items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred Tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable net earnings. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recorded for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are generally recognized for all deductible temporary difference to the extent that it is probable that taxable earnings will be available against which those deductible temporary difference can be utilized. The carrying amount of deferred tax assets in reviewed at each balance sheet date and  reduced to the extent that it is no longer probable that it sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

  Management’s Discussion and Analysis - Page | 68

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and where the Company has the legal right and intent to offset.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included within foreign exchange gains in the Consolidated Statement of Earnings.

Current and deferred tax for the year
Current and deferred tax are recognized in net earning except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Government assistance and tax credits
Any federal or provincial tax credits received by the Company, with respect to exploration or development work conducted on any of its properties, are credited as a reduction to the carrying costs of the property to which the credits related. The Company records these tax credits when there is reasonable assurance with regards to collections and assessments as well as reasonable assurance that the Company will comply with the conditions associated to them and that the grants will be received.

Foreign currency translation

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which that entity operates (its functional currency). The functional currency of the parent entity and the presentation currency of the consolidated financial statements is the U.S. Dollar. The Company’s Mexican, Australian, and U.S. operations also have the U.S. Dollar as their functional currency. The functional currency of the Canadian development project (New Afton), and the exploration project (Blackwater) is the Canadian dollar.

Management determines the functional currency by examining the primary economic environment of each operating mine, development and exploration project. The Company considers the following factors in determining its functional currency:

▪	The main influences of sales prices for goods and the country whose competitive forces and regulations mainly determine the sales price;

▪	The currency that mainly influences labour, material and other costs of providing goods;

▪	The currency in which funds from financing activities are generated; and

▪	The currency in which receipts from operating activities are usually retained.

In preparing the functional currency financial statements of the individual entities, transaction amounts denominated in foreign currencies (currencies other than the functional currency of the respective entity) are translated into the entity’s functional currency using exchange rates prevailing at the transaction dates.

The method of translation of an entity’s financial statements to the Company’s U.S. dollar presentation currency is dependent upon the functional currency of the entity being translated.

For the operations with the U.S. Dollar as their functional currency, monetary assets and liabilities are translated at exchange rates in effect at the end of each period and non-monetary assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the exchange rates at the dates of the transactions or using a rate that approximates the exchange rates at the dates of the transactions. Foreign currency transaction gains and losses are included in the determination of net earnings. In addition, unrealized gains and losses to movement in exchange rates on cash balances held in foreign currencies are shown separately on the consolidated statements of cash flows.

  Management’s Discussion and Analysis - Page | 69

For the operations with Canadian dollar as its functional currency, carrying values of foreign currency assets and liabilities are translated at each statement of financial position date using the closing exchange rate on that date. Revenues and expenses are translated at exchange rates at the dates of the transactions or using a rate that approximates the exchange rates at the dates of the transactions. Gains and losses arising from translation of foreign currency assets and liabilities at each reporting period are included in the cumulative translation adjustment account in other comprehensive income.

Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common shares equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method and if converted method, as applicable, which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants and convertible debentures with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the period.

Revenue Recognition

Revenue from the sale of metals and metals in concentrate is recognized when all the following conditions are satisfied:

▪	the Company has transferred to the buyer the significant risks and rewards of ownership;

▪	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

▪	the amount of revenue can be measured reliably;

▪	it is probable that the economic benefits associated with the transaction will flow to the entity; and

▪	the costs incurred or to be incurred in respect of the transaction can be measured reliably

Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

Stock-based compensation

The Company offers a Restricted Share Unit (“RSU”) plan and stock option plan for employees.

Cash-settled transactions, RSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are re-measured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in net earnings. The Company values the liabilities based on the change in the Company’s share price. RSU liabilities are included in provisions on the balance sheet, and changes in the fair value of the liabilities are recorded in the income statement. The current portion of the liability reflects those grants that are expected to vest within twelve months.

  Management’s Discussion and Analysis - Page | 70

Equity-settled transactions with employees are measured by reference to the fair value at the grant date. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. The Company believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to contributed surplus. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

Non-derivative financial assets

The Company recognizes all financial assets initially at fair value and classifies them into one of the following four categories: held-to-maturity, available-for-sale (“AFS”), loans and receivables, or fair value through profit or loss (”FVTPL”). Financial assets held to maturity and loans and receivables are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net earnings.

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the statement of financial position.  The quoted market price used for financial assets held by the Company is the last bid price of the day.

The Company has classified cash and cash equivalents, trade receivables and reclamation deposits as loans and receivables. Investments are classified as AFS, excluding asset backed notes which are classified as FVTPL.

Transaction costs related to financial assets classified as FVTPL are recognized immediately into income. For financial instruments assets classified as other than as FVTPL, transaction costs are included in the initial carrying value of the instrument.

Non-derivative financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net earnings. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost.

Trade and other payables, short-term borrowings and long-term debt are classified as other financial liabilities.  Accrued liabilities related to the RSU plan have been classified as FVTPL.

Transaction costs related to financial liabilities classified as FVTPL are recognized immediately into income. For financial liabilities classified as other than as FVTPL, transaction costs are included in the initial carrying value of the instrument.

Derivative instruments, including hedge accounting

Financial and derivative instruments, including embedded derivatives, are recorded at fair values on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are recorded in net earnings.

  Management’s Discussion and Analysis - Page | 71

The Company has entered into arrangements for the sale of gold. The Company has designated this derivative as a cash flow hedge. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and risk management objective and strategy for understanding the hedge. In addition, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is effective.

Gains and losses for the effective portion of the hedging instruments are included in other comprehensive income. Gains and losses for any ineffective portion of hedging instruments are included in net earnings. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the period when the hedged items is recognized in profit or loss in the same line of the income statement.

The Company’s share purchase warrants with Canadian dollar exercise prices are derivative liabilities and accordingly, they are recorded at fair value at each reporting period, with the gains or losses recorded in profit or loss for the period.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company adopted IFRS as issued by the IASB effective January 1, 2010 (”transition date”) and has prepared its opening statement of financial position in accordance with International Financial Reporting Standards.  The date of the first annual financial statements in compliance with IFRS will be for the year ending December 31, 2011.

IFRS 1 First-time adoption of International Financial Reporting Standards (“IFRS 1”), which governs the first time adoption of IFRS requires that the same policies are applied for all periods presented and that these policies are based on IFRS effective at the end of the first IFRS reporting year, December 31, 2011.

The IFRS accounting policies as presented in Note 2 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information and the opening statement of financial position at the date of transition.

Elected exemptions from full retrospective application

IFRS 1 requires accounting policies to be applied retrospectively to determine the opening statement of financial position at the Company’s transition date of January 1, 2010, and allows certain exemptions on the transition to IFRS.  The optional exemptions applied are as follows:

Business combinations
Under IFRS 1, the Company can elect to not restate in accordance with IFRS 3R Business Combinations, all business combinations that occurred prior to the transition date or to only restate all business combinations that occurred after a designated date prior to the transition date. The Company has applied this exemption to all business combinations that occurred prior to January 1, 2010.

Deemed cost
IFRS 1 allows an entity to initially measure an item of property, plant and equipment upon transition to IFRS at fair value on the transition date or at an event-driven fair value (i.e. a fair value determined through a business combination or initial public offering) and use that fair value as its deemed cost. This elective exemption can be applied on an individual asset basis. The Company applied this exemption and used fair value as deemed cost in its opening statement of financial position to establish carrying values for $375.4 million of New Afton mining interests at the transition date.

  Management’s Discussion and Analysis - Page | 72

Share-based payment transactions
IFRS 1 encourages, but does not require a first time adopter to apply IFRS 2 Share-based Payment (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or were granted after November 7, 2002 but vested before the Company’s IFRS transition date. Accordingly, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments.

The Company has elected this exemption and as a result, has applied IFRS 2 retrospectively only for share-based payments that were granted after November 7, 2002, and had not vested at the date of transition.

Cumulative translation differences
IFRS 1 allows cumulative translation differences for all foreign operations to be reset to zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising prior to the date of transition to IFRS. The Company has elected this exemption and accordingly, has reset all cumulative translation differences to zero on transition to IFRS.

Decommissioning liabilities included in the cost of property, plant and equipment
Under IFRS 1, an entity can elect to not apply the provisions of IFRIC 1 - Changes in Existing Decommission, Restoration and Similar Liabilities, as they relate to changes in such liabilities before the date of transition to IFRS.

When applying this exemption, an entity would determine its decommissioning liabilities at the transition date, discount the liabilities back to the dates when they first arose using management’s best estimate of the historical risk-adjusted discount rates, and depreciate these amounts forward to the transition date to determine the amount to be included in the depreciated cost of the assets.  The

Company has elected this exemption and in doing so, is required to apply it to all its decommissioning liabilities.

Borrowing costs
IFRS 1 permits an entity to apply the transitional provisions of IAS 23 - Borrowing Costs as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 from this date onwards for projects with a commencement date of January 1, 2010 or later.

Assets and liabilities of subsidiaries, associates and joint ventures
IFRS 1 requires that when a parent company becomes a first-time adopter later than its subsidiary the parent shall, in its consolidated financial statements, measure the assets and liabilities of the subsidiary at the same carrying amounts as in the financial statements of the subsidiary, after adjusting for consolidation adjustments and for the effects of the business combination in which the parent acquired the subsidiary.

The Company applied this exemption to its Australian subsidiaries that are already reporting under IFRS.

Mandatory exceptions to retrospective application

IFRS 1 outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated January 1, 2010:

  Management’s Discussion and Analysis - Page | 73

Hedge accounting
Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the Company’s results under IFRS. Any derivatives not meeting the IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) criteria for hedge accounting were recorded as non-hedged derivative instruments.

Estimates
Hindsight was not used to create or revise estimates and accordingly, the estimates previously made by the Company under previous Canadian GAAP are consistent with their application under IFRS.

Reconciliations from previous Canadian GAAP to IFRS

The Company’s transition from previous Canadian GAAP to IFRS has resulted in a number of adjustments to its consolidated statement of income, statement of comprehensive income, statement of financial position and statement of cash flows for the year ended December 31, 2011, the year ended December 31, 2010 and to the statement of financial position for January 1, 2010. Further details of the adjustments are provided in the following reconciliations and the notes that accompany the reconciliations. The adoption of IFRS has not changed the Company’s actual cash flows.

The following previous Canadian GAAP to IFRS adjustments are identified as:

Note
Deferred taxes	a
Fair value deemed cost	b
Convertible debentures	c
Foreign currency translation	d
Decommissioning liabilities	e
Property, plant and equipment	f
Reversal of impairment loss	g
Share purchase warrants	h

The January 1, 2010 previous Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	Assets			Liabilities			Equity			Total
	Current	Non-current	Total	Current	Non-current	Total	Components of equity	Deficit	Total	Liabilities and equity

Previous CGAAP	394,955	2,093,304	2,488,259	93,418	663,796	757,214	2,036,904	(305,859)	1,731,045	2,488,259

IFRS adjustments
a	(8,848)	8,848	-	-	13,653	13,653	-	(13,653)	(13,653)	-
b	-	(327,606)	(327,606)	-	(81,245)	(81,245)	-	(246,361)	(246,361)	(327,606)
c	-	-	-	-	10,301	10,301	(21,604)	11,303	(10,301)	-
d	-	8,743	8,743	-	2,186	2,186	1,566	4,991	6,557	8,743
e	-	4,311	4,311	-	4,875	4,875	-	(564)	(564)	4,311
f	-	(2,513)	(2,513)	-	(754)	(754)	-	(1,759)	(1,759)	(2,513)
g	-	51,909	51,909	-	-	-	-	51,909	51,909	51,909
h	-	-	-	-	41,754	41,754	(139,632)	97,878	(41,754)	-
i	-	-	-	-	-	-	-	-	-	-
j	-	(18,810)	(18,810)	-	(18,810)	(18,810)	-	-	-	(18,810)
IFRS	386,107	1,818,186	2,204,293	93,418	635,756	729,174	1,877,234	(402,115)	1,475,119	2,204,293

The previous Canadian GAAP consolidated statement of financial position at December 31, 2010 has been reconciled to IFRS as follows:

  Management’s Discussion and Analysis - Page | 74

	Assets			Liabilities			Equity			Total
	Current	Non-current	Total	Current	Non-current	Total	Components of equity	Deficit	Total	Liabilities and equity

Previous CGAAP	625,460	2,113,454	2,738,914	140,709	705,014	845,723	2,022,096	(128,905)	1,893,191	2,738,914

IFRS adjustments
a	(9,127)	9,127	-	-	4,491	4,491	-	(4,491)	(4,491)	-
b	-	(327,606)	(327,606)	-	(85,522)	(85,522)	-	(242,084)	(242,084)	(327,606)
c	-	-	-	-	29,429	29,429	(21,604)	(7,825)	(29,429)	-
d	-	33,052	33,052	-	2,186	2,186	15,900	14,966	30,866	33,052
e	347	5,637	5,984		8,452	8,452	-	(2,468)	(2,468)	5,984
f	(3,617)	1,272	(2,345)	-	(448)	(448)	-	(1,897)	(1,897)	(2,345)
g	-	-	-	-	-	-	-	-	-	-
h	-	-	-	-	125,962	125,962	(139,632)	13,670	(125,962)	-
i	-	-	-	-	-	-	(1,611)	1,611	-	-
j	-	(18,810)	(18,810)	-	(21,579)	(21,579)	-	2,769	2,769	(18,810)
IFRS	613,063	1,816,126	2,429,189	140,709	767,985	908,694	1,875,149	(354,654)	1,520,495	2,429,189

The previous Canadian GAAP consolidated income statement and statement of comprehensive income for the year ended December 31, 2010 have been reconciled to IFRS as follows:

  Management’s Discussion and Analysis - Page | 75

	Notes	Previous CGAAP	Effect of IFRS transition	IFRS
Revenues		530,450	-	530,450
Operating expenses	e	250,338	962	247,773
	f		(3,527)
Depreciation and depletion	e	77,016	(1,117)	78,374
	f		2,475
Earnings from mine operations		203,096	(1,207)	204,303

Corporation administration expenses		24,134	-	24,134
Share-based payments	i	8,488	(1,611)	6,877
Exploration		12,834	-	12,834
Impairment charge of exploration assets		15,728	-	15,728

Earnings from operations		141,912	(2,818)	144,730
Finance income		3,258		3,258
Finance costs	e	(947)	(1,424)	(2,371)
Realized and unrealized gain on investments		9,128	-	9,128
Unrealized gain on prepayment option		7,679	-	7,679
Gain on sale of investment		39,710	-	39,710
Other expense	f	(2,883)	(884)	(3,767)
Loss on foreign exchange	c	(21,816)	(941)	(9,675)
	d		13,857
	h		(3,544)
	j		2,769
Unrealized loss on non-hedged derivatives	c	-	(20,785)	(113,336)
	h		(92,551)
Earnings (loss) before taxes		176,041	(100,685)	75,356
Income tax expense	a	(41,110)	8,920	(18,009)
	c		2,600
	f		(306)
	h		11,887
Net earnings (loss) from continuing operations		134,931	(77,584)	57,347
Earnings (loss) from discontinued operations, net of taxes	g	42,023	(51,909)	(9,886)
Net earnings		176,954	(129,493)	47,461

	Notes	Previous CGAAP	Effect of IFRS transition	IFRS

Net earnings		176,954	(129,493)	47,461

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts		(85,849)	-	(85,849)
Realized losses on mark-to-market of gold contracts		20,035	-	20,035
Unrealized gains on mark-to-market of fuel contracts		(366)	-	(366)
Currency translation adjustment	d	-	14,334	14,334
Deferred income tax		27,572	-	27,572
Total other comprehensive loss		(38,608)	14,334	(24,274)
Total comprehensive income		138,346	(115,159)	23,187

  Management’s Discussion and Analysis - Page | 76

The reconciliation of the consolidated statement of cash flows for the year ended December 31, 2010:

	Operating		Investing		Financing		Cash and cash equivalents
	Continuing	Discontinued	Continuing	Discontinued	Continuing	Discontinued	Impact of exchange rate changes	Increase (decrease)	Beginning of year	End of year

Previous CGAAP	182,260	(1,696)	(451,363)	34,410	447,189	-	16,803	227,603	263,151	490,754

IFRS adjustments
Per income statement	(129,493)	-	-	-	-	-	-	(129,493)	-	-
a	(8,920)	-	-	-	-	-	-	(8,920)	-	-
b	-	-	-	-	-	-	-	-	-	-
c	19,128	-	-	-	-	-	-	19,128	-	-
d	(17,262)	-	-	-	-	-	-	(17,262)	-	-
e	634	-	-	-	-	-	-	634	-	-
f	3,972	-	15,076	-	-	-	-	19,048	-	-
g	51,909	-	-	-	-	-	-	51,909	-	-
h	84,208	-	-	-	-	-	-	84,208	-	-
i	(1,611)	-	-	-	-	-	-	(1,611)	-	-
j	-	-	-	-	-	-	-	-	-	-
k	1,677	-	(28,519)	-	-	-	-	(26,842)	9,201	-
IFRS	186,502	(1,696)	(464,806)	34,410	447,189	-	16,803	218,402	272,352	490,754

Notes to the IFRS reconciliations above:

(a)	Deferred tax
IFRS does not permit deferred tax to be classified as current. Reclassification from current to non-current is therefore required.

Under previous Canadian GAAP, a deferred tax asset was not recognized on the disposition of the AB Notes, as it was assumed there was no future source of capital gains. Under IFRS, due to the deferred tax liability recognized on the warrants (refer to Note 26 (h)), a deferred tax asset is required to be recognized on disposition of the notes.

IFRS requires a deferred tax asset or liability to be recognized for exchange gains and losses related to non-monetary assets and liabilities that are re-measured into the functional currency using the historical exchange rates. Under previous Canadian GAAP, a deferred tax asset or liability was not recognized for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translations of the cost of non-monetary assets and liabilities of integrated foreign operations.

Under IFRS, the Company was required to recognize a deferred tax liability on the prepayment option embedded derivative.

(b)	Fair value as deemed cost
Under IFRS 1, the Company elected to measure the New Afton project at fair value on transition to IFRS and use that fair value as its deemed cost (please refer above for further details on the IFRS 1 exemption). The Company has calculated the fair value of the project using a discounted cash flow methodology. Under previous Canadian GAAP, the estimates of future cash flows used to test the recoverability were on an undiscounted basis.

(c)	Convertible debentures
Under IFRS, the conversion option of the Company’s convertible debentures does not meet the criteria for equity classification and accordingly, is treated as a derivative liability that is measured at fair value on initial recognition. Under previous Canadian GAAP, the conversion option was classified as equity on the Company’s balance sheet.

  Management’s Discussion and Analysis - Page | 77

Under IFRS, the conversion option derivative is re-measured at fair value at each statement of financial position date, while under previous Canadian GAAP the equity portion was not re-measured.

Due to the Company’s election of the IFRS 1 exemption for business combinations (see above), the initial recognition and subsequent measurement of the debt component of the convertible debentures was unchanged on transition to IFRS.

(d)	Foreign currency translation
IFRS does not have the concept of group functional currency and requires a separate functional currency assessment for each entity within the consolidated group. Under previous Canadian GAAP, all the Company’s entities had U.S. dollar functional currencies.

Under IFRS, the Company will continue with U.S. dollar functional currencies for all entities, with the exception of the New Afton project. The Canadian dollar was determined to be the functional currency for New Afton under IFRS. The project was considered an integrated operation under previous Canadian GAAP.

(e)	Decommissioning liabilities (Reclamation and closure cost obligations)
IFRS requires provisions to be updated at each statement of financial position date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP required the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.

This difference resulted in different discount rates being applicable for IFRS purposes than the discount rates used for Canadian GAAP. Accordingly, the Company was required to recalculate its reclamation and closure costs obligations and related asset amounts on transition. In performing the calculations, the IFRS 1 elective exemption for decommissioning liabilities was applied (refer to IFRS 1 above).

Under previous Canadian GAAP, the unwinding of the discount was presented as an operating expense. Under IFRS, the unwinding of the discount is presented as a finance cost. Adjustments were required in the Company’s 2010 income statements to reclassify these amounts to finance costs and to adjust the Canadian GAAP amounts to the IFRS amounts.

(f)	Property, plant and equipment
IFRS requires identifying and measuring the cost of significant individual components of assets which have different useful lives than the core asset. Significant components are then separately depreciated based on their individual useful lives.

(g)	Reversal of impairment loss
Under IFRS, previous impairment losses recognized must be reversed where circumstances have changed such that the impairments have reduced (other than for impairments of goodwill, which are not reversed). Reversals of impairment losses were not permitted under previous Canadian GAAP.

The Company increased the carrying value of the Amapari property to reverse an impairment charge that was recognized in 2008. The increase resulted in an impairment reversal to the fair value of the property, less estimated costs to sell, at January 1, 2010. As the Amapari property was held for sale at January 1, 2010, the adjustment resulted in an increase to assets of operations held for sale.

  Management’s Discussion and Analysis - Page | 78

(h)	Share purchase warrants
Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are required to be classified and accounted for as financial liabilities at their fair values, with changes in fair values being included in the consolidated income statement.  Under previous Canadian GAAP, all the Company’s outstanding share purchase warrants were classified and accounted for as equity.

(i)	Share-based payments
Under previous Canadian GAAP, the Company recognized each share-based payment award as a single pool with a fair value based on the specified vesting period for the overall arrangement. Under IFRS, the fair value of each tranche of a share-based payment award is considered a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period. In addition, IFRS requires that forfeitures be estimated in advance, whereas a policy choice existed under previous Canadian GAAP.

(j)	Other
On transition to IFRS, certain non-material adjustments totaling $18.8 million related to deferred tax liabilities have been made to the amounts previously reported under previous Canadian GAAP.

(k)	Consolidated statement of cash flows
Reclassification adjustments were required in the Consolidated Statement of Cash Flows to conform to the presentation required under IFRS. Interest paid and income taxes paid are presented as separate line items in the Consolidated Statement of Cash Flows, whereas they were previously disclosed as changes in non-cash working capital under previous Canadian GAAP. Borrowing costs capitalized in relation to qualifying assets are presented as interest paid in operating activities, whereas they were previously included in investing activities. Restricted cash has been included in the cash and cash equivalents balance for IFRS purposes, but was separately reported as restricted cash under previous Canadian GAAP.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“IFCR”) is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

  Management’s Discussion and Analysis - Page | 79

▪	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

▪
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

▪
Provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company’s management, including its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company's management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2011. Deloitte & Touche LLP as stated in their report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2011, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

  Management’s Discussion and Analysis - Page | 80

CAUTIONARY NOTES

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this MD&A are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Annual Information Form, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this Annual Information Form, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would",  “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the businesses acquired in various transactions will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the Company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

 Management’s Discussion and Analysis - Page | 81